UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       Netter Digital Entertainment, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    953392054
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                                 (CUSIP Number)

                                  Nicholas Bain
                           AIB Investments Pty Limited
                               Level 24, Gateway
                                1 Macquarie Place
                               Sydney, NSW, 2000
                                   Australia

                                With a copy to:

                              Murray Markiles, Esq.
                     Troop Steuber Pasich Reddick & Tobey, LLP
                       2029 Century Park East, 24th Floor
                             Century City, CA 90067
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 29, 1999
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                 SCHEDULE 13D

 CUSIP NO. 953392054                                    PAGE 2 OF 10 PAGES
----------------------                           -------------------------------


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1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIB Investments Pty Limited

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   [ ]

                                                                    (b)   [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS* AF (See Response to Item 3.)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Australia
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 NUMBER OF        7       SOLE VOTING POWER

   SHARES                       1,250,000 (See Response to Item 5).
                  --------------------------------------------------------------
                  8       SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                      -0-
                  --------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
    EACH

 REPORTING                      1,250,000 (See Response to Item 5).
                  --------------------------------------------------------------

                  10      SHARED DISPOSITIVE POWER
   PERSON

    WITH                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,250,000     (See Response to Item 5.)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.3% (See Response to Item 5.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                  CO
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                                  Page 2 of 10

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Netter Digital Entertainment, Inc., a Delaware corporation (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      The address of the principal executive offices of the Company is 5125 Lankershim Blvd., Suite 8, North Hollywood, California 91601.

ITEM 2. IDENTITY AND BACKGROUND.

      This Statement is hereby filed by AIB Investments Pty Limited ("AIB" or the "Reporting Person"). This Statement also includes information with respect to the executive officers, directors and control persons of AIB (each a "Control Person").

      (a)-(c), (f)

      AIB is a company organized for the limited purpose of holding the Notes and Warrant (as defined in Item 3 of this Schedule) as a nominee for the Weldon Technology Fund ("Weldon"), a trust engaged principally in the business of investing in technology and technology-related businesses. Allco Capital Markets is a finance and investment company ("Allco Capital") that manages the operations of Weldon. Allco Capital is a wholly-owned subsidiary of Allco Finance Group Limited, also a finance and investment company. AIB, Weldon, Allco Capital and Allco are each entities organized under Autralian law.

      Nicholas Bain is a banker and a director of each of AIB, Allco Capital and Allco. David R. Coe, Gary M. Cohen, David L. Veal and Brian W. Holmes are also directors of each of AIB, Allco Capital and Allco.

      The business address and principal executive office of the Reporting Person and Control Persons is Level 24, Gateway, 1 Macquarie Place, Sydney, NSW, 2000, Australia.

      (d) - (e)

      (d) During the last five years, neither of the Reporting or Control Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither of the Reporting Person or Control Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to that certain Purchase Agreement, dated as of March 29, 1999 (the "Purchase Agreement") by and between the Issuer and AIB, attached hereto as "Exhibit A" and incorporated herein by reference as though fully set forth herein (all capitalized terms not otherwise herein defined shall have the meaning set forth in the Purchase Agreement), on the date of the Initial Closing, March 30, 1999, the Issuer issued and sold to AIB (a) a non-interest bearing Senior Subordinated Convertable Note in the principal amount of $425,000 (the "Initial Note"), and the Issuer agreed to sell and AIB agreed to purchase on certain conditions up to an additional $575,000 in principal amount of Senior Subordinated Convertible Notes (the "Drawdown Notes," and together with the Initial Note, the "Notes"), each of the Notes convertible into shares of Common Stock at the conversion price of $2.00 per share subject to certain antidilution adjustments (as described in the Purchase Agreement), and (b) a Warrant to purchase a maximum aggregate of 750,000 shares of Common Stock (the "Warrant") at the exercise price of $2.50 per share subject to certain antidilution adjustments (as described in the Warrant), attached hereto as "Exhibit B" and incorporated herein by reference as though fully set forth herein. The Company agreed to sell and issue to AIB the Drawdown Notes (i) upon the occurrence of a Drawdown Condition (as defined in the Purchase Agreement) in the principal amount of the lesser of (x) $200,000 and (y) the sum of $1,000,000 minus the aggregate principal amount of all Notes previously issued to AIB or (ii) upon the exercise of AIB's option at any time prior to April 15, 2000 to purchase the Drawdown Notes in the principal amount of $1,000,000 minus the aggregate principal amount of all Notes previously issued to AIB.

      Pursuant to the Purchase Agreement, the Company and AIB agreed that (i) the payment of the principal of and interest, if any on, the Notes is subordinated to the prior payment in full of all indebtedness ("Senior indebtedness")related to that certain Loan and Security Agreement, dated as of June 30, 1997 by and between the Issuer's wholly-owned subsidiary Videssence, Inc., a California corporation ("Videssence"), as borrower, and Comerica Bank - California, as lender (the "Senior Lender"), as guaranteed by the Issuer (the "Credit Agreement").

      The purchase price for either of the Notes and the Warrant will be contributed to AIB by Weldon, an affiliate of AIB.

ITEM 4. PURPOSE OF THE TRANSACTION.

      AIB acquired the Notes and the Warrant pursuant to the Purchase Agreement for investment purposes. Among other things, pursuant to the Purchase Agreement, the Company has agreed to the following so long as the Notes shall remain outstanding and/or so long as AIB and/or its Affiliates holds or hold rights to purchase at least 250,000 shares of the Common Stock underlying the Warrant or the Notes: (1) the Company shall not declare or pay any dividend or make any distribution on account of the capital stock of the Company or any subsidiary (other than (x) dividends or distributions payable in capital stock, (y) dividends or distributions payable by any subsidiary of the Company to the Company or any wholly-owned subsidiary of the Company or (z) conversion of the Notes); (2) the Company shall not purchase, redeem or otherwise acquire or retire for value any equity interest of the Company or any subsidiary or other affiliate of the Company (other than retirement of either of the Warrant or the Notes); (3) the Company will not, and will not permit any of its subsidiaries to, make loans or advances to, or guarantee the obligations of any person, including any subsidiary, which is senior to the Notes, except for additional borrowings from the Senior Lender under the Credit Agreement related to the Senior Indebtedness and for borrowings from any lender from whom the Company and/or a subsidiary obtains a credit facility which is used solely to retire the existing Senior Indebtedness outstanding under the Credit Agreement; (4) the Company will not, during any 12 month period, make any asset sale or sales aggregating in excess of 10% of the book value of the assets of the Company unless the terms of such transaction or series of transactions are (a) set forth in writing and (b) in the determination of a majority of the Directors of the Company that do not have an interest in the transaction(s), the transaction(s) are in the best interest of the Company; (5) the Company shall not consolidate with or merge with or into any Person unless the terms of such transaction or series of transactions are (a) set forth in writing and (b) in the determination of a majority of the directors of the Company that do not have an interest in the transaction(s), the transaction(s) are in the best interest of the Company; (6) the Company shall not create, nor sell any of the capital stock of, any subsidiary, except to the Company or another subsidiary, or permit any subsidiary to issue, sell or otherwise dispose of any shares of its capital stock or the capital stock of any subsidiary except to the Company or another subsidiary, nor shall the Company, acquire all or substantially all of the assets of 50% or more of the voting securities of another corporation which is not, as of the date of the Purchase Agreement, a subsidiary substantially all of the assets of 50% or more of the voting securities of another corporation which is not, as of the date of the Purchase Agreement, a subsidiary of the Company unless the terms of such transaction or series of transactions are (a) set forth in writing and (b) in the determination of a majority of the Directors of the Company that do not have an interest in the transaction(s), the transaction(s) are in the best interest of the Company; and (7) the Company shall not materially alter the nature of its principal business unless a written proposal for such alteration is presented to the Board of Directors of the Company and a majority of the Directors determines that such alteration is in the best interests of the company (without counting the votes of any Director who has an interest in any transaction arising from such alteration).

      Pursuant to the Purchase Agreement, the Company has also agreed to cause one person designated by AIB to be appointed to the Board of Directors of the Company and each subsidiary of the Company; provided, however, that if AIB has not by purchase of Notes and/or exercise of the Warrant paid to the Company an aggregate amount of $848,483 on or before April 15, 2000, such director shall resign from the Board of Directors of each of the Company and its subsidiaries and AIB shall have no right to designate any nominee for election to the Board of Directors in future meetings of the Company's stockholders. Upon the payment by AIB to the Company by purchase of Notes and/or exercise of the Warrant of an aggregate amount of at least $2,036,836, the Company shall cause an additional person designated by AIB to be appointed to the Board of Directors. The Board of Directors has elected AIB's nominee for Director, Nicholas Bain, to fill the newly-created vacancy on the Board, to serve until the next annual election and until his successor is elected and qualified.

      Additionally, AIB and the Company agreed pursuant to that certain Standstill Agreement, dated as of March 29, 1999 by and between the Company and AIB (the "Standstill Agreement"), attached hereto as "Exhibit C" and incorporated herein by reference as though fully set forth herein, that for a period commencing on March 29, 1999 and extending through the first to occur of
(i) a Covenant Termination Event (as defined below) and (ii) the second anniversary of the date of the Standstill Agreement, AIB will not, nor will it permit any of its "affiliates" or "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act) directly or indirectly (except as provided below) to do any of the following: except as a result of a stock split, stock dividend or similar recapitalization by the Company, directly or indirectly acquire, offer to acquire, or agree to acquire by purchase, individually or by joining a partnership, limited partnership, syndicate or other "group" (as such term is used in Section 13(d)(3) of the Exchange Act) (any such act, to "acquire"), any securities of the Company entitled to vote in the election of the Directors of the Company (collectively, the "Voting Securities"), any securities directly or indirectly convertible into or exchangeable for Voting Securities, any direct or indirect rights, warrants or options to acquire any Voting Securities or any right to vote any Voting Securities, if, immediately after such acquisition, AIB and its affiliates and associates collectively would "beneficially own" (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) in excess of 30% of the fully diluted voting power of the Company's outstanding Voting Securities. A "Covenant Termination Event" means any sale or other disposition of Voting Securities of the Company by Douglas Netter if, after such sale or other disposition, Douglas Netter and his affiliates and associates would beneficially own in the aggregate less than 20% of the fully diluted voting power of the Company's outstanding Voting Securities.

      Notwithstanding the provisions of the foregoing paragraph to the contrary, AIB and its affiliates and associates may purchase or otherwise acquire beneficial ownership of any Voting Securities if AIB and/or its affiliates or associates are specifically invited or permitted in writing to do so by the Board of Directors or such Voting Securities are acquired from Douglas Netter and/or his affiliates or associates.

      As reported in the Company's Form 10-Q for the quarter ended December 31, 1998, the Board of Directors voted to classify and operate the Company's Videssence subsidiary as a discontinued operation. The Board has instructed management to divest the Videssence subsidiary by the end of 1999. In connection with the divestiture of Videssence, the Company and AIB agreed that the Company may apply a maximum of $250,000 of the proceeds of the sale of the Notes towards the financing of the sale, divestiture or shut down of Videssence and/or to pay indebtedness of the Company and/or Videssence related to the Senior Indebtedness to which the Notes are subordinated and other creditors of Videssence in respect of obligations of Videssence.

      AIB from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review and subject to the provisions of the Standstill Agreement, AIB will take such actions in the future as it may deem appropriate, consistent with the securities laws, in light of the circumstances existing from time to time. If AIB believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Common Stock, pursuant to the exercise of the Warrant and the conversion of the Notes.

      AIB currently has no plans or proposals to dispose of the Warrant, the Notes or some or all of the Common Stock AIB may acquire by the exercise of the Warrant or conversion of the Notes, provided, however, that depending on market and other factors, in the future, AIB may determine to dispose of some or all of the Common Stock acquired by exercise of the Warrant and conversion of the Notes in the open market or in privately negotiated transactions subject to certain resale restrictions set forth in the Purchase Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Pursuant to the Purchase Agreement, as of March 29, 1999, the Reporting Person is the beneficial owner of 1,250,000 shares of the Common Stock, or approximately 27.3% of the Common Stock based on a total of 3,334,405 shares of the Common Stock outstanding as of February 12, 1999 (as reported in the Company's Form 10-Q for the period ended December 31, 1998) and 1,250,000 shares of the Common Stock issuable upon conversion of the Notes and/or exercise of the Warrant. Such ownership includes the right to acquire up to 1,250,000 shares of Common Stock pursuant to the purchase and conversion of all of the Notes and/or the exercise of the Warrant in its entirety.

      (b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 1,250,000 shares of the Common Stock issuable upon conversion of the Notes and/or exercise of the Warrant. See Item 2 for information on the Control Persons.

(c) Except as set forth herein, neither of the Reporting Person or the Control Persons has engaged in any transactions in the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The terms of the Purchase Agreement, attached as "Exhibit A" to this
Schedule 13D, are hereby incorporated herein by reference as though fully set forth herein. The terms of the Warrant, attached as "Exhibit B" to this Schedule 13D, are hereby incorporated herein by reference as though fully set forth herein. The terms of the Standstill Agreement, attached as "Exhibit C" to this
Schedule 13D, are hereby incorporated herein by reference as though fully set forth herein. In connection with the issuance of the securities of the Company, the Reporting Person has also entered into an introductory fee agreement (the "Introductory Fee Agreement") with Talisman Entertainment, Inc., a corporation registered in the British Virgin Islands ("Talisman"). Pursuant to the Introductory Fee Agreement, the Reporting Person shall pay Talisman a fee equivalent to 10% of any gains realized in whole or in part from the sale of the underlying Common Stock purchasable upon the exercise of the Warrant and/or the conversion of the Notes, such exercise and/or conversion to be determined at the sole discretion of the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. "Exhibit A" is the Purchase Agreement, dated March 29, 1999, by and between Netter Digital Entertainment, Inc. and AIB Investments Pty Limited.

2. "Exhibit B" is the Warrant dated as of March 29, 1999, issued by Netter Digital Entertainment, Inc. to AIB Investments Pty Limited.

3. "Exhibit C" is the Standstill Agreement, dated March 29, 1999, by and between Netter Digital Entertainment, Inc. and AIB Investments Pty Limited.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 7, 1999


                                                 AIB Investments Pty Limited

                                                   /S/ NICHOLAS BAIN
                                                 ------------------------------
                                                     Nicholas Bain, Director








      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                 Page 10 or 10

                                                                       EXHIBIT A



                       NETTER DIGITAL ENTERTAINMENT, INC.


                               PURCHASE AGREEMENT


      $1,000,000 PRINCIPAL AMOUNT OF SENIOR SUBORDINATED CONVERTIBLE NOTES


                               DUE MARCH 29, 2002


                           DATED AS OF MARCH 29, 1999



            To AIB Investments Pty Limited (ACN 084 322 421) of Level 24, Gateway, 1 Macquarie Place, Sydney, NSW, 2000, Australia, with offices at , 200 Park Avenue, 44th Floor, New York, New York 10166:





            The undersigned, NETTER DIGITAL ENTERTAINMENT, Inc., a Delaware corporation (the "COMPANY"), agrees with you as follows:


1. DESCRIPTION OF NOTES; COMMITMENT; SALE AND PURCHASE AND CONVERSION.


     1.1. DESCRIPTION OF NOTES. The Company has authorized the issue and sale of $1,000,000 aggregate principal amount of its non-interest bearing Senior Subordinated Notes due March 29, 2002 (the "NOTES"), each to be dated the date of issue (the "ISSUE DATE"), payable on maturity, or the day on which payment is due is not a Business Day, on the next preceding Business Day, and to bear interest at the Overdue Rate on overdue principal, if any, until paid, to be expressed to mature on March 29, 2002 (the "MATURITY DATE") and to be substantially in the form attached hereto as EXHIBIT A. Interest on overdue principal, if any, on the Notes shall be computed on the basis of a

360-day year or twelve 30-day months. The Notes are subject to prepayment in whole or in part or redemption at the option of the Company at any time prior to their expressed Maturity Date on the terms and conditions set forth in SECTION 2 of this Agreement. Each of the Notes is convertible into shares of Common Stock of the Company, par value $0.01 per share, (the "CONVERSION SHARES") upon the terms and conditions set forth in SECTION 1.3 below. The terms that are capitalized herein shall have the meanings set forth in SECTION 10 hereof unless the context shall otherwise require. All expressions of dollar amounts in this Agreement shall refer to denominations of the currency of the United States of America.


     1.2. COMMITMENT; SALE AND PURCHASE.


          1.2.1. The Notes are being issued and sold pursuant to this Agreement between you and the Company dated the date first above written for the maximum aggregate purchase price in cash of $1,000,000. The Notes and the Warrants delivered to you on the Initial Closing Date (as defined below) will be delivered to you in the form of a single registered Note for the full amount of your purchase (unless different denominations are specified by you) and a single Warrant Certificate, registered in your name and in the form attached hereto as EXHIBIT A, and EXHIBIT B.


          1.2.2. On the terms and subject to the conditions set forth in this Agreement, you agree to purchase from the Company and the Company agrees to sell and issue to you at the Initial Closing against payment of the aggregate purchase price of $425,000 in immediately available funds the following: (a) $425,000 in principal amount of Notes, and (b) a warrant in the form attached at EXHIBIT B hereto (the "WARRANT") to purchase a maximum aggregate of 750,000 shares of Common Stock (subject to adjustment as set forth in the warrant agreement therefor) for the exercise price of $2.50 per share (subject to adjustment as set forth in the Warrant).


          1.2.3. On the terms and subject to the conditions set forth in this Agreement, you agree to purchase from the Company and the Company agrees to sell and issue to you on the third business day following the date of any delivery to you of a Drawdown Certificate certifying the occurrence prior to March 31, 2000 of a Drawdown Condition (as defined in SECTION 10), a Note (sometimes referred to as a "DRAWDOWN NOTE,") in the principal amount of the lesser of (x) $200,000 and (y) the sum of $1,000,000 minus the aggregate principal amount of all Notes previously issued to you hereunder.


          1.2.4. You shall have the right exercisable by delivery of written notice to the Company at any time prior to April 15, 2000, at your option, to purchase, and the Company shall sell to you, additional Notes (sometimes referred to as

               "OPTION NOTES) in the principal amount of the sum of $1,000,000 minus the aggregate principal amount of all Notes previously issued to you hereunder.

          1.2.5. Each closing of the sale and purchase of a Drawdown Note and/or Option Note is referred to as an "ADDITIONAL CLOSING," and, together with the Initial Closing, are each referred to as a "CLOSING".

          1.2.6. The maximum aggregate principal amount of all Notes purchasable or required to be purchased by you hereunder is $1,000,000.

     1.3. CONVERSION. You shall have the right, exercisable at your option at any time, to elect to require the Company to convert, at a price per share equal to the Conversion Price on the Conversion Date, all or part of the unpaid principal of your Note into Conversion Shares. Fractional Shares of Common Stock are not to be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based on the Conversion Price. Except where cash payment is required as an adjustment as described above, principal, if any, will be payable by the Company on any Note surrendered for conversion subsequent to the Conversion Date of such Note. The election to convert shall be made by you at any time by delivery to the Company of a Conversion Notice. The Conversion Notice shall be accompanied by an executed Investment Letter of the holder in the form attached hereto as EXHIBIT C. Upon receipt of a Conversion Notice, the Company will deliver the Conversion Shares to you at your offices located at 200 Park Avenue, 44th Floor, New York, New York 10166 and you shall tender the Note, on the Conversion Date unless another date for conversion is agreed to by the parties in writing. The Conversion Shares are subject to Securities Laws restrictions as set forth in SECTION 9.1 of this Agreement unless a current registration statement is in effect under the Securities Act. Each certificate for Conversion Shares issued upon conversion of your Note, unless at the time of conversion such Conversion Shares are registered under the Securities Act, shall bear the following legend (in addition to any legend required by any state securities laws):




          THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY STATE SECURITIES LAWS AND NO TRANSFER OF THESE SECURITIES MAY BE MADE UNLESS (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE ACT, OR (B) PURSUANT TO AN EXEMPTION THEREFROM WITH RESPECT TO WHICH THE COMPANY MAY, UPON REQUEST, REQUIRE AN OPINION OF COUNSEL FOR THE HOLDER REASONABLY SATISFACTORY TO THE

          COMPANY THAT SUCH TRANSFER IS EXEMPT FROM THE REQUIREMENTS OF THE ACT.

     Any certificate for Conversion Shares issued at any time in exchange or substitution for any certificate bearing such legend (unless at that time such Conversion Shares are registered under the Securities Act) shall also bear such legend unless, in the written opinion of counsel selected by the holder of such certificate, which counsel and opinion shall be reasonably acceptable to the Company, the Conversion Shares represented thereby need no longer be subject to restrictions on resale under the Securities Act. The Company is authorized to notify its transfer agent of the status of any securities bearing the foregoing legend(s) and to take such other action as shall be reasonable and proper to prevent any violation of the Securities Act or any state securities laws.

     The Company will issue to you a replacement Note with respect to any amounts remaining due and payable to you following any conversion as provided in SECTION 11.6.


     1.4. CONVERSION PRICE ADJUSTMENT. The Conversion Price shall be subject to adjustment from time to time as follows:


          1.4.1. ADDITIONAL ISSUANCES.


               1.4.1.1. If the Company shall issue, after the Issue Date of the first Note issued under this Agreement, any Additional Stock without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for the Notes in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause
                    (i)) be adjusted to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to SECTION
                    1.4.1.5.1 or 1.4.1.5.2) plus the number of shares of Common Stock that the aggregate consideration received by the Company for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to SECTION 1.4.1.5.1 or 1.4.1.5.2) plus the number of shares of such Additional Stock.


               1.4.1.2. No adjustment of the Conversion Price shall be made in an amount less than one cent per share; provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amounts so carried forward, shall aggregate one cent per share. Except to the limited extent provided for in SECTIONS 1.4.1.5.3 and 1.4.1.5.4 below, no adjustment of such Conversion Price pursuant to this SECTION 1.4.1 shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment. In addition, no adjustment of the Conversion Price pursuant to this Section 1.4.1 shall have the effect of decreasing the Conversion Price below $1.525 per Conversion Share.


               1.4.1.3. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.


               1.4.1.4. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Company's Board of Directors; provided that if the Company's Common Stock is publicly traded at the time of such issuance, such fair value as determined by the Board shall not exceed the Closing Price of the shares of Common Stock being issued as of the date of issuance thereof. "CLOSING PRICE" shall mean, if at the time of such determination the Common Stock is traded in the over-the-counter market, the NASDAQ National Market or on a national or regional securities exchange, the following: (1) If traded on a securities exchange or through the NASDAQ National Market, the value shall be the average of the closing prices of the securities on such exchange or system over the thirty day period ending three days prior to the date of issuance; (2) If actively traded over-the-counter, the average of the closing bid or sale prices (whichever is applicable) over the thirty day period ending three days prior to the Closing.


               1.4.1.5. In the case of the issuance after the Issue Date of the first Note issued hereunder of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 1.4.1.5 and SECTION 1.4.3:


                    1.4.1.5.1. The aggregate maximum number of shares of Common
                         Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in SECTIONS 1.4.1.3 and 1.4.1.4), if any, received by the Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.


                    1.4.1.5.2. The aggregate maximum number of shares of Common
                         Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Company (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof (the consideration in each case to be determined in the manner provided in SECTIONS 1.4.1.3 and 1.4.1.4).


                    1.4.1.5.3. In the event of any change in the number of
                         shares of Common Stock deliverable or in the consideration payable to the Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof (unless such options or rights or convertible or exchangeable securities were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of SECTION 1.4.1.1), the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.


                    1.4.1.5.4. Upon the expiration or cancellation of any such options or rights, the termination of any such rights to convert or exchange or the expiration or cancellation of any options or rights related to such convertible or exchangeable securities, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities (unless such options or rights were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of SECTION 1.4.1.1, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such convertible or exchangeable securities and the subsequent conversion or exchange thereof.


                    1.4.1.5.5. The number of shares of Common Stock deemed
                         issued and the consideration deemed paid therefor pursuant to SECTIONS 1.4.1.5.1 and 1.4.1.5.2 shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either SECTION 1.4.1.5.3 or 1.4.1.5.4.


                    1.4.1.5.6. If the Conversion Price and the number of shares issuable upon conversion shall have been adjusted with respect to shares of Common Stock deemed issued pursuant to SECTIONS 1.4.1.5.1 and 1.4.1.5.2, then, no further adjustment of the Conversion Price and the number of shares issuable upon conversion shall be made for the actual issuance of the shares of Common Stock deemed issued pursuant to SECTIONS 1.4.1.5.1 and 1.4.1.5.2.


          1.4.2. ADJUSTMENT OF NUMBER OF SHARES. Upon each adjustment of the Conversion Price as provided in SECTION 1.4.1, the Holder shall thereafter be entitled to purchase, at the Conversion Price resulting from such adjustment, the number of shares (calculated to the nearest tenth of a share) obtained by multiplying the Conversion Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Conversion Price resulting from such adjustment.


          1.4.3. DEFINITION. "ADDITIONAL STOCK" means any shares of Common Stock issued (or deemed to have been issued pursuant to SECTION 1.4.1.5) by the Company after the Issue Date other than (A)Common Stock issued pursuant to a transaction described in SECTION
               1.4.4.1 hereof; (B) up to a maximum of 546,550 shares of Common Stock (or securities exercisable or convertible into Common Stock) issuable or issued to employees, consultants, directors or vendors (if in transactions with primarily non-financing purposes) of the Company directly or pursuant to a stock option plan or restricted stock plan approved by the Board of

               Directors of the Company; (C) securities issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding or deemed outstanding on the Issue Date of the first Note issued under this Agreement; and (D) the Notes, the Conversion Shares, the Warrants and the Warrant Shares.


          1.4.4. COMMON STOCK REORGANIZATIONS.


               1.4.4.1. If the Company shall (1) declare a dividend or make a distribution on its Common Stock in shares of Common Stock,
                    (2) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (3) combine or reclassify the outstanding Common Stock into a smaller number of shares, the number of Conversion Shares issuable upon conversion of this Note at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Note holder after such date shall be entitled to purchase the number of shares of Common Stock which such holder would have owned or been entitled to receive after such date had this Note been converted immediately prior to such date. In such event the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (i) the product of (a) the number of Conversion Shares issuable upon the conversion of this Note before such adjustment and (b) the Conversion Price in effect immediately prior to the issuance giving rise to this adjustment by (ii) the new number of Conversion Shares issuable upon conversion of the Note determined pursuant to the immediately preceding sentence. Successive adjustments in the Conversion Price shall be made whenever any event specified above shall occur. In the case of any adjustment made pursuant to this Section 1.4.4 as of the record date for any dividend or distribution, if such dividend is not paid or such distribution is not made, the Conversion Price and the number of Conversion Shares issuable upon conversion of this Note, as then in effect, shall be readjusted, effective as of the date when the Board of Directors determines not to pay such dividend or make such distribution, as the case may be, to the Conversion Price that would then be in effect and the number of Conversion Shares that would then be issuable upon conversion of this Note if such record date had not been fixed.


               1.4.4.2. INTENTIONALLY OMITTED.

          1.4.5. OTHER DISTRIBUTIONS. In case the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock (i) of shares of any class other than its Common Stock or (ii) of evidence of indebtedness of the Company or (iii) of assets (excluding ordinary cash dividends, and dividends or distributions referred to in Section 5.4), or (iv) of rights or warrants (excluding those referred to in Section 5.4), in each such case the Conversion Price in effect immediately prior thereto shall be reduced immediately thereafter to the price determined by dividing (x) an amount equal to the difference resulting from (1) the number of shares of Common Stock outstanding on such record date multiplied by the Conversion Price per share on such record date, less (2) the fair market value (as reasonably determined by the Board of Directors) of said shares or evidences of indebtedness or assets or rights or warrants to be so distributed, by (y) the number of shares of Common Stock outstanding on such record date; such adjustment shall be made successively whenever such a record date is fixed. Upon each such adjustment of the Conversion Price, the Note holder shall thereafter be entitled to acquire, at the Conversion Price resulting from such adjustment, the number of shares (calculated to the nearest tenth of a share) obtained by multiplying the Conversion Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Conversion Price resulting from such adjustment. If such distribution is not so made, the Conversion Price then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights or warrants, as the case may be, to the Conversion Price that would then be in effect if such record date had not been fixed.



     1.4.6. RECAPITALIZATIONS. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision or combination provided for elsewhere in this SECTION 1.4) provision shall be made so that the holders of the Notes shall thereafter be entitled to receive upon conversion thereof the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of the Conversion Shares would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this SECTION 1.4 with respect to the rights of the holders of the Notes after the recapitalization to the end that the provisions of this SECTION 1.4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon exercise) shall be applicable after that event as nearly equivalent as may be practicable.


      1.4.7. NO IMPAIRMENT. The Company will not, by amendment of its Certificate or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this SECTION 1.4 and in the taking of all such action as may be necessary or appropriate in order to protect your conversion rights set forth herein against impairment.


      1.4.8.      NO FRACTIONAL SHARES AND CERTIFICATE AS TO ADJUSTMENTS.


         1.4.8.1. No fractional shares shall be issued upon conversion of the Notes, and the number of Conversion Shares to be issued shall be rounded, up or down, as the case may be, to the nearest whole share.


         1.4.8.2. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this SECTION 1.4, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the holders of the Notes a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, the Conversion Price and the number of Conversion Shares and the amount, if any, of other property that at the time would be received upon the conversion of the Notes, after such adjustment.


      1.4.9. NOTICES OF RECORD DATE OR RECAPITALIZATION. If the Company shall propose to take any action of the type described in this Section 1.4 (but only if the action of the type described in this Section 1.4 would result in an adjustment in the Conversion Price or the number of Conversion Shares into which the Notes are convertible or a change in the type of securities or property to be delivered upon conversion of the Notes), the Company shall give notice to the Note holder, in the manner set forth in Section 11.9), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of the Notes. In the case of any action which would require the fixing of a record date, such notice shall be given at least 20 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action; provided, however, that this sentence shall not diminish or affect the rights and remedies available to you as a result of any failure by the Company to comply with the provisions of this SECTION 1.4.9.


   1.5.     CLOSING.

      1.5.1. The Initial Closing of the purchase and sale of the Notes and the Warrants pursuant to this Agreement shall take place at the offices of AIB Investments Pty Limited, at 200 Park Avenue, 44th Floor, New York, New York 10166, on March 30, 1999, or such other time and/or location as the parties may mutually agree. The date of such Closing is hereinafter referred to as the "INITIAL CLOSING DATE." At the Initial Closing, the Company shall deliver to you a certificate or certificates evidencing the Notes and Warrants purchased by you, against delivery to the Company by you of the purchase price therefor in immediately available funds to an account in the State of New York designated by the Company in writing prior to the Initial Closing Date, all in accordance with SECTION 1.2.1.


      1.5.2. Each Additional Closing of the purchase and sale of the Drawdown Notes and/or Option Notes pursuant to this Agreement shall take place at the offices of AIB Investments Pty Limited, at 200 Park Avenue, 44th Floor, New York, New York 10166, on the third business day following the date of each delivery to you of a Drawdown Certificate or your delivery to the Company of written notice pursuant to Section 1.2.4, as the case may be, or such other time and/or location as the parties may mutually agree. The date of each Additional Closing is hereinafter referred to as an "ADDITIONAL CLOSING DATE," and collectively with the Initial Closing Date, as the "CLOSING DATES." At each Additional Closing, the Company shall deliver to you a certificate or certificates evidencing the Notes purchased by you, against delivery to the Company by you of immediately available funds to an account specified in writing by the Company in amount equal to the principal amount of such Notes.


2. PREPAYMENT OF NOTES. Except as described below in this SECTION 2, the Notes will not be subject to prepayment and redemption by the Company prior to the Maturity Date.


   2.1.PREPAYMENT ON LIQUIDITY EVENT. Upon or following the occurrence of a Liquidity Event, the Company may prepay (at its option and in its sole discretion) in immediately available funds the outstanding Notes, in whole and not in part, by payment in cash equal to 100% of the principal amount of the Notes.


   2.2.NOTICE OF PREPAYMENTS. The Company will give notice of any prepayment of the Notes to you thereof, not less than 30 days nor more than 60 days before the date fixed for such prepayment. Any notice of prepayment hereunder shall specify (a) such date or approximate date, as the case may be, for prepayment and the aggregate principal amount of Notes to be redeemed. Such notice of prepayment shall also certify all facts which are conditions precedent to any such prepayment. Notice of prepayment having been so given, the aggregate principal amount of the Notes specified in such notice shall become due and payable on the prepayment date.

   2.3.DIRECT PAYMENT. Notwithstanding anything to the contrary in this Agreement or the Notes, in the case of any Note owned by (or by a nominee of) you that has given written notice to the Company requesting that the provisions of this SECTION 2.3 shall apply, the Company will promptly and punctually pay when due the principal thereof and premium, if any, and interest thereon, without any presentment thereof, directly to such holder or such nominee, at the address set forth in Section 11.9 or such other address as such holder may from time to time designate in writing to the Company or, if a bank account is designated in any written notice to the Company from such holder, the Company will make such payments in immediately available funds to such bank account, no later than 1:00 p.m., New York time, on the date due, marked for attention as indicated, or in such other manner or to such other account of such holder in any bank in the United States as such holder may from time to time direct in writing. If for any reason whatsoever the Company does not make any such payment by such 1:00 p.m. transmittal time, such payment shall be deemed to have been made on the next following Business Day and such payment shall bear interest at the Overdue Rate.


   3. CLOSING CONDITIONS.


   3.1.CONDITIONS TO YOUR OBLIGATION TO CLOSE. Your obligation to purchase the
       Notes and Warrants at the Initial Closing Date shall be subject to the satisfaction of, or written waiver by you of, the following conditions on or before the Closing Date:


      3.1.1. The Company's representations and warranties contained in SECTION 6 shall be true and correct in all material respects at and as of the Closing Date.


      3.1.2. The Company shall have performed and complied in all material respects with all agreements, covenants and conditions contained herein which are required to be performed or complied with by the Company on or before the Closing Date.


      3.1.3. The Company shall have issued to you the Warrants.


      3.1.4. You shall have received an opinion of counsel to the Company satisfactory to you and your counsel, dated as of the Initial Closing, covering the matters set forth in EXHIBIT E, hereto.


   3.2.CONDITIONS TO YOUR OBLIGATION TO PURCHASE DRAWDOWN NOTES. Your obligation to purchase each Drawdown Note and at each Additional Closing Date shall be subject to the satisfaction of, or written waiver by you of, the following conditions on or before the Additional Closing Date:


      3.2.1. The Company's representations and warranties contained in SECTION 6 shall be true and correct in all material respects at and as of the Additional Closing Date.

      3.2.2. The Company shall have performed and complied in all material respects with all agreements, covenants and conditions contained herein which are required to be performed or complied with by the Company on or before the Additional Closing Date and no Event of Default shall have occurred.


      3.2.3. You shall have received a Drawdown Certificate.


      3.2.4. You shall have received a certificate dated as of the Additional Closing Date and signed by the President and Chief Operating Officer of the Company, certifying that the conditions set forth in SECTIONS 3.2.1and 3.2.2 are satisfied on and as of such date, and no Default exists.


   3.3.CONDITIONS TO THE COMPANY'S OBLIGATION TO CLOSE. The Company's obligation to sell to you the Notes and the Warrants on the Initial CLosing Date and to sell to you the Drawdown Notes on each Additional Closing Date shall be subject to the satisfaction of, or written waiver by the Company of, the following conditions on or before the applicable Closing Date:


      3.3.1. Your representations and warranties contained in SECTION 6.2 shall be true and correct in all material respects at and as of the Closing Date.


      3.3.2. No suit, action, proceeding or investigation shall have occurred, be pending or threatened which would or seek to prevent or delay beyond the date of the Closing the consummation of the transactions contemplated by this Agreement.


      3.3.3. You shall have executed and delivered to the Company the standstill agreement in the form of EXHIBIT F hereto (the "STANDSTILL AGREEMENT").


   4.  SUBORDINATION.


   4.1.NOTES SUBORDINATED TO SENIOR INDEBTEDNESS. The Company and you, by your acceptance of the Notes, agree that the payment of the principal of and interest, if any, on the Notes is subordinated, to the extent and in the manner provided in this SECTION 4, to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness under that certain Loan and Security Agreement, dated as of June 30, 1997 by and between Videssence, Inc., a California corporation and Wholly Owned Subsidiary of the Company ("VIDESSENCE"), as borrower, and Comerica Bank - California, a California banking corporation ("COMERICA BANK" or "SENIOR LENDER"), as secured party, in the aggregate amount of $750,000 as guaranteed by the Company (collectively with all related documents thereto, the "CREDIT AGREEMENT"). This SECTION 4 shall constitute a continuing covenant to all persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness, and such holders are made obligees hereunder and any one or more of them may enforce such provisions. As a holder of Notes you agree that whatever right, title and interest, if any, that you have or may hereafter have in and to any assets provided to secure the principal of or interest, if any, on the Notes, excluding the right to convert the Notes to Common Stock as provided in SECTION 1.3, shall at all times and in all respects be subject and subordinate to the right, title and interest (including security interest) in any such assets, if any, provided to secure the Senior Indebtedness unless and until the Senior Indebtedness has been paid in full in cash or cash equivalent (or such payment has been duly provided for). You agree that any and all right to set off any Indebtedness, obligation or liabilities you owe to the Company against the principal of or interest, if any, on the Notes and the right to assert any counterclaim in respect thereof is subject to the subordination provisions of this SECTION 4 and shall not be asserted unless and until the Senior Indebtedness has been paid in full in cash or cash equivalents (or such payment has been duly provided for).


   4.2. NO PAYMENT ON NOTES IN CERTAIN CIRCUMSTANCES.


      4.2.1. No payment shall be made on account of principal or interest, if any, on the Notes (other than principal or interest paid with Junior Securities) (i) upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, unless and until all Senior Indebtedness shall first be paid in full, in cash or cash equivalents, or duly provided for, or (ii) upon the happening of any default in payment of any principal of, interest on or reimbursement obligations in respect of any Senior Indebtedness when the same becomes due and payable, unless and until such default shall have been cured or waived or shall have ceased to exist.


      4.2.2. No direct or indirect payment or distribution by or on behalf of the Company in respect of the Notes (other than principal or interest, if any, paid with Junior Securities) shall be made if, at the time of such payment or distribution there exists or would exist, without regard to any grace period or lapse of time, (i) a default in the payment of any obligations owing with respect to any Senior Indebtedness or (ii) any default under SECTIONS 7.1.6 or 7.1.8 of this Agreement (collectively a "PAYMENT OR BANKRUPTCY DEFAULT"). In addition, during the continuance of any other event of default with respect to any Senior Indebtedness pursuant to which the maturity thereof may be accelerated, (x) upon receipt by the Company and you of written notice of such event of default and commencement of a "Payment Blockage Period" (as defined below) from the Senior Lender, or (y) if such event of default results from the failure to make any payment due with respect to the Notes, upon the date of such failure, no such payment or distribution may be made by or on behalf of the Company upon or in respect of the Notes for a period ("PAYMENT BLOCKAGE PERIOD") commencing on the earlier of the date of receipt of such notice or the date of such failure and ending 180 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to you from the Senior Lender). For all purposes of this SECTION 4.2.2, a Payment Blockage Period may not be commenced by a holder of Senior Indebtedness until the first Business Day immediately following the Maturity Date, if occurring after the expiration or termination of any previous Payment Blockage Period. During any Payment Blockage Period or any period commencing on the date of a Payment or Bankruptcy Default ("MONETARY DEFAULT OR BANKRUPTCY PERIOD") (unless such Monetary Default or Bankruptcy Period or Payment Blockage
           Period shall be terminated by written notice to you from the Senior Lender), you shall not, directly or indirectly, sue for, in whole or in part, any payment or distribution in respect of the Note, foreclose on any assets of Company, or file or otherwise commence any bankruptcy or insolvency proceeding against Company unless the maturity of the Senior Indebtedness has been accelerated, and unless you have notified the holders of the Senior Indebtedness of your intent to take any such action. Until all Senior Indebtedness is paid in full, you shall not accept or receive, directly or indirectly, any prepayment of the principal indebtedness of the Notes, whether by acceleration or otherwise, without the prior written consent of the Senior Lender; provided, however, no consent shall be required in order to prepay the Notes as contemplated by
           SECTION 2 hereof upon the occurrence of a Liquidity Event. Except as otherwise prohibited by this SECTION 4.2, however, you shall be entitled to receive the principal of the Notes on the Maturity Date. Notwithstanding the foregoing, in the event the Notes mature (on the Maturity Date and not by reason of acceleration) during any Monetary Default or Bankruptcy Period, in no event shall such Monetary
           Default or Bankruptcy Period continue for more than 180 days after the Maturity Date of the Notes. Nothing in this SECTION 4.2.2 shall impair or prohibit your right to convert any Notes to Common Stock as provided in SECTION 1.3 of this Agreement.


      4.2.3. If, notwithstanding the foregoing provisions of this SECTION 4.2, any payment on account of principal of or interest, if any, on the Notes (other than principal or interest, if any, paid with Junior Securities) shall be made by or on behalf of the Company and received by any holder of Notes, at a time when such payment was prohibited by the provisions of this SECTION 4.2, then, unless and until such payment is no longer prohibited by this SECTION 4.2, such payment shall be received and held by such holder for the benefit of and shall be immediately paid over to, the holders of Senior Indebtedness or their representatives, pro rata according to the respective amounts of the Senior Indebtedness held or represented by each, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in cash or cash equivalents in accordance with its terms, after giving effect to any other payment or distribution or provision therefor to or for the holders of Senior Indebtedness, but only to the extent that, upon notice from the Company to the holders of Senior Indebtedness that such prohibited payment has been made, the holders of the Senior Indebtedness (or their representative or representatives or a trustee) notify the Company and you of the amounts then due and owing on the Senior Indebtedness, if any, and only the amounts specified in such notice shall be paid to the holders of Senior Indebtedness.


      4.2.4. The Company shall give written notice to you of any default or event of default under, or any acceleration of, any Senior Indebtedness promptly upon becoming aware thereof.


   4.3.NOTES SUBORDINATED TO PRIOR PAYMENT OF ALL SENIOR INDEBTEDNESS ON
       DISSOLUTION, LIQUIDATION OR REORGANIZATION OF THE COMPANY. Upon any distribution of assets of the Company and upon any dissolution, winding up, liquidation or reorganization of the Company (including, without limitation, in bankruptcy, insolvency or receivership proceedings or upon any assignment for the benefit of creditors):


      4.3.1. The holders of all Senior Indebtedness shall first be entitled to receive payments of all Senior Indebtedness in full, in cash or cash equivalents (or to have such payment duly provided for), before you are entitled to receive any payment on account of the principal of or interest, if any, on the Notes (other than principal or interest, if any, paid with Junior Securities);


      4.3.2. Any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which you would be entitled except for the provisions of this SECTION 4, shall be paid by the liquidating trustee or agent or other person making such a payment or distribution, directly to the holders of Senior Indebtedness or their representatives, pro rata according to the respective amounts of Senior Indebtedness held or represented by each, to the extent necessary to make payment in full, in cash or cash equivalents, of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution or provision therefor to the holders of such Senior Indebtedness; and


      4.3.3. In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, shall be received by you on account of principal of or interest, if any, on the Notes (other than principal or interest, if any, paid with Junior Securities) before all Senior Indebtedness is paid in full, in cash or cash equivalents, or provision made for its payment, such payment or distribution shall be received and held for and shall be paid over to the holders of the Senior Indebtedness remaining unpaid or unproved for or their representatives (pro rata according to the respective amounts of Senior Indebtedness held or represented by each), for application to the payment of such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full, in cash or cash equivalents, after giving effect to any other payment or distribution or provision therefor to the holders of such Senior Indebtedness, but only to the extent that, upon notice from the Company to the holders of Senior Indebtedness that such prohibited payment has been made, the holders of the Senior Indebtedness (or their representative or representatives or a trustee) notify the Company of the amounts then due and owing on the Senior Indebtedness, if any, and only the amounts specified in such notice shall be paid to the holders of Senior Indebtedness.


      4.3.4. The Company shall give prompt written notice to you of any dissolution, winding up, liquidation, or reorganization of the Company or assignment for the benefit of creditors by the Company. Issuance of Conversion Shares upon a Conversion Event shall not be considered a "distribution" of securities or a "payment" for purpose of this SECTION 4.3.


   4.4.     SUBROGATION TO RIGHTS OF HOLDERS OF SENIOR INDEBTEDNESS.


      4.4.1. Subject to the payment in full in cash or cash equivalents of all Senior Indebtedness (or due provision therefor), you shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company until all amounts owing on the Notes shall be paid in full, in cash or cash equivalents, and for the purpose of such subrogation no such payments or distributions to the holders of Senior Indebtedness by or on behalf of the Company, or by or on behalf of you by virtue of this
           SECTION 4, that otherwise would have been made to you shall, as between the Company, on the one hand, and you, on the other, be deemed to be payment by the Company to or on account of you, it being understood that the provisions of this SECTION 4 are and are intended solely for the purpose of defining your relative rights , on the one hand, and the holders of Senior Indebtedness, on the other.


      4.4.2. If any payment or distribution to which you would otherwise have been entitled but for the provisions of this SECTION 4 shall have been applied, pursuant to the provisions of this SECTION 4, to the payment of amounts payable under the Senior Indebtedness, then you shall be entitled to receive from Senior Indebtedness any payments or distributions received by such holder of Senior Indebtedness in excess of the amount sufficient to pay all amounts payable under or in respect of the Senior Indebtedness in full in cash or cash equivalents, after giving effect to any other payment or distribution or provision therefor to or for the holders of Senior Indebtedness. The holders of Senior Indebtedness by accepting such payments or distributions shall be deemed to agree to the provisions of this
           SECTION 4.


      4.4.3. Issuance of Conversion Shares shall not be considered a "distribution" or a "payment" for purposes of this SECTION 4.4.


   4.5.     OBLIGATIONS OF THE COMPANY UNCONDITIONAL.

      4.5.1. Nothing contained in this SECTION 4 or elsewhere in this Agreement or in any Note is intended to or shall impair, as between the Company, on the one hand, and you, on the other, the respective obligations of the Company, which are absolute and unconditional, to pay to you the principal and interest, if any, on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect your relative rights and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent you from exercising all remedies otherwise permitted by applicable law upon default under this Agreement, subject to the rights, if any, under this SECTION 4, of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.


      4.5.2. Without limiting the foregoing, the failure to make a payment on account of principal or interest, if any, on the Notes by reason of any provision of this SECTION 4 shall not be construed as preventing the occurrence of a Default or an Event of Default.


      4.5.3. Upon any distribution of assets of the Company, you shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other person making any distribution to such holders for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other Indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this SECTION 4.


   4.6.SUBORDINATION RIGHTS NOT IMPAIRED. No right of any present or future holders of any Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any noncompliance by the Company with the terms of this Agreement. The terms of SECTION 4, the subordination effected hereby and the rights of the holders of the Senior Indebtedness created hereby shall not be affected by (a) any exercise or non-exercise of any right, power or remedy under or in respect of any Senior Indebtedness or any instrument, agreement or other documentation relating thereto or any collateral relating thereto or (b) any waiver, forbearance, compromise, consent, release, indulgence, delay or other action, inaction or omissions, in respect of any Senior Indebtedness or any instrument, agreement or other documentation relating thereto, including, without limitation, (i) the taking or accepting of collateral as security for any or all of the Senior Indebtedness or the release, surrender or exchange of any collateral now or thereafter securing any or all of the Senior Indebtedness, or (ii) the non-perfection of any security interest or lien securing any or all of the Senior Indebtedness, whether or not you shall have had notice or knowledge of any of the foregoing. No course of dealing with you or delay by a holder of the Senior Indebtedness in exercising any right or remedy hereunder or in failing to exercise the same shall operate as a waiver thereof.


   4.7.EFFECTIVENESS OF SUBORDINATION. This SECTION 4 shall continue to be effective or be automatically reinstated, as the case may be, if at any time payment of any of the Senior Indebtedness, in whole or in part, is rescinded or must otherwise be restored or refunded by a holder of the Senior Indebtedness as a preference, fraudulent conveyance or otherwise under any Bankruptcy Law, all as though such payment had not been made.


   4.8.PROOF OF CLAIMS IN BANKRUPTCY. If you do not file a proper claim or proof of claim of debt in the form required in any bankruptcy, insolvency or similar proceeding prior to 5 days before the expiration of the time to file such claim or claims, then the holders of the Senior Indebtedness or their representatives are hereby authorized to file an appropriate claim for and on behalf of the holder of such Notes; provided, that the holders of Senior Indebtedness have provided written notice to the holder of such Note of their intention to so file not less than 30 days before such expiration.


   5. COMPANY'S COVENANTS. So long as the Notes shall remain outstanding and/or so long as you and or your Affiliates hold or hold rights to purchase at least 250,000 Shares of Underlying Common Stock, the Company covenants and agrees that:


   5.1. LIMITATION ON RESTRICTED PAYMENTS.


      5.1.1. So long as you and your Affiliates hold or hold rights to purchase at least 250,000 Shares of Underlying Common Stock, the Company shall not declare or pay any dividend or make any distribution on account of the Equity Interests of the Company or any Subsidiary (other than (x) dividends or distributions payable in Capital Stock (other than Disqualified Stock) of the Company (y) dividends or distributions payable by any Subsidiary of the Company to the Company or any Wholly Owned Subsidiary of the Company or (z) conversion of the Notes; or


      5.1.2. The Company shall not purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company or any Subsidiary or other Affiliate of the Company (other than retirement of the Warrants or retirement of the Notes).


   5.2.STAY, EXTENSION AND USURY LAWS. The Company shall not at any time insist upon, plead or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Agreement; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the holders of the

       Notes but shall suffer and permit the execution of every such power as though no such law has been enacted.


   5.3.FUTURE BORROWINGS. So long as any of the Notes is outstanding, the Company will not, and will not permit any of its Subsidiaries to, make loans or advances to, or guarantee the obligations of any person, including any Subsidiary, which is senior to the Notes, except for additional borrowings from the Senior Lender under the Credit Agreement and for borrowings from any lender from whom the Company and / or a Subsidiary obtain a credit facility which is used solely to retire the existing Senior Indebtedness outstanding under the Credit Agreement.


   5.4.INSPECTION RIGHTS. The Company shall permit, and shall cause each Subsidiary to permit, any representative designated by you, at your expense, to visit and inspect any of the properties of the Company or any Subsidiary, including its and their books of account (and to make copies thereof and to take extracts therefrom), and to discuss its and their affairs, finances and accounts with its and their officers and independent accountants, all at such reasonable times following reasonable written notice and as often as may be reasonably requested; provided that such rights shall be exercised in a manner so as not to materially and adversely disrupt the ordinary course of business of the Company and its Subsidiaries.


   5.5. BOARD OF DIRECTORS.


      5.5.1. The Company shall maintain a Board of Directors consisting of seven authorized members. The Company shall not, without your prior written consent, amend Sections 9 or 10 of its Certificate or Article VII of its Bylaws. In that connection, the Company shall continue to maintain in place officers' and directors' insurance in place as of the date of this Agreement, or a substantially similar replacement therefor with an insurer with a substantially equivalent Best's or Moody's rating, designated for the benefit of the directors. Immediately following consummation of this Agreement, the Company shall cause one person designated by you to be appointed to the Board of Directors of the Company and each Subsidiary; provided, however, that if you have not by purchase of Notes and/or exercise of Warrants paid to the Company an aggregate amount of $848,483 on or before April 15, 2000, such director shall resign from the Company's Board of Directors and you shall thereafter have no right to designate any nominee for election to the Board of Directors in future meetings of the Company's stockholders. Upon your payment to the Company by purchase of Notes and/or exercise of Warrants of an aggregate amount of at least $2,036,836, the Company shall cause an additional person designated by you to be appointed to the Board of Directors of the Company and each Subsidiary. While a representative of the NASDAQ Smallcap Market has advised the Company and you that the foregoing provisions of this Section 5.5.1 do not contravene the continued listing standards of the NASDAQ Smallcap Market, if the NASDAQ

           Smallcap Market hereafter advises the Company in writing that the foregoing provisions of this SECTION 5.5.1 violates their standards for continued listing, the Company and you will modify the provisions of this Section to the extent necessary to avoid delisting.


      5.5.2. The Bylaws shall provide that a majority of the authorized members shall constitute a quorum of the Board of Directors of the Company.


      5.5.3. The Board of Directors of the Company shall hold regular meeting no less frequently than 4 times per calendar year, with each regular meeting being held no sooner than 45 days after the previous regular meeting. This provision shall not limit the number of special meetings which may from time to time be held by the Board of Directors.


      5.5.4. The Company shall pay reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board of Directors and committees of the Board of Directors (provided that any travel to Los Angeles, California is for the sole purpose of attending such meeting or otherwise assisting the Company) and in working on special projects at the request of the Board of Directors, by Directors who are not employees of the Company.


   5.6. THE NOTES AND WARRANTS.


      5.6.1. So long as any Notes are outstanding, the Company, during the period within which the conversion rights under the Notes may be exercised, shall at all times have authorized and reserved, for the purpose of issuance upon the exercise of the conversion rights, a sufficient number of shares of Common Stock to provide for the exercise of such conversion rights.


      5.6.2. So long as any Warrants are outstanding, the Company shall at all times have authorized and reserved, for the purpose of issuance upon the exercise of the Warrants, sufficient number of shares of the Common Stock to provide for the exercise of such Warrants.


   5.7.USE OF PROCEEDS. The Company shall use the proceeds of the sale of the Notes hereunder exclusively to fund the Company's operating activities; provided, however, that a maximum of $250,000 in aggregate amount of the proceeds of the sale of the Notes may be applied by the Company to finance the sale, divestiture or shut down of the Company's Videssence, Inc. subsidiary and/or to pay indebtedness of the Company and/or Videssence Inc. to the Senior Lender and other creditors of Videssence, Inc. in respect of obligations of Videssence, Inc.


   5.8.PROPRIETARY RIGHTS. The Company shall use, and shall cause each of its Subsidiaries to use, its commercially reasonable efforts to maintain and preserve its right to use all patents, patent applications, licenses, trademarks, trade names, brand names, inventions, and copyrights owned by the Company or used in connection with the operation of its business as now conducted and as proposed to be conducted; provided, however, that nothing contained herein shall restrict or limit the Company's right to sell, lease or otherwise dispose of all or any part of the assets of, sell all of the outstanding Capital Stock of, or merge or combine, or otherwise divest (including by cessation of operations) in any form of transaction whatsoever, its Videssence, Inc. subsidiary, on such terms and conditions, and for such consideration, as may be authorized by the Company's Board of Directors.


5.9. EMPLOYEE CONFIDENTIALITY AGREEMENTS. The Company shall continue to maintain, and have each of its employees sign their acknowledgement of same as of their hiring, the proprietary provisions contained in pages 14 and 15 of its employee handbook.

   5.10.COMPLIANCE WITH ENVIRONMENTAL LAWS. The Company will, and will cause each Subsidiary to, comply in a timely fashion with, or operate pursuant to valid waivers of, federal, state and local environmental or pollution control laws, permits and licenses governing, without limitation, the emission of waste water effluent, solid and Hazardous Materials and air pollution, and laying down general environmental conditions, together with any other applicable requirements for conducting, on a timely basis, periodic tests and monitoring for contamination of ground water, surface water, air and land and for biological toxicity of the aforesaid and diligently comply with all material Environmental Laws (except to the extent such Environmental Laws are waived) of any relevant department or authority charged with environmental protection , other than such instances of non-compliance or operation without waivers which are not reasonably likely to have a Material Adverse Effect.


   5.11. LITIGATION. The Company shall promptly give you written notice of all legal or arbitration proceedings, including proceedings before any Governmental Authority, commenced against the Company, its assets or properties, and involving in excess of $150,000, except proceedings which if adversely determined, would be entirely (other than amounts subject to deductibles of $25,000 or less per annum) covered by the Company's insurance policies.


   5.12. MAINTENANCE OF PROPERTIES. ETC.


      5.12.1. The Company shall maintain its properties and assets in normal working order and condition and make all necessary repairs, renewals, replacements, additions, betterments and improvements thereto, ordinary wear and tear excepted, all as in the judgement of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing contained herein shall restrict or limit the Company's right to sell, lease or otherwise dispose of all or any part of the assets of, sell all of the outstanding Capital Stock of, or merge or combine, or otherwise divest (including by cessation of operations) in any form of transaction whatsoever, its Videssence, Inc. subsidiary, on such terms and conditions, and for such consideration, as may be authorized by the Company's Board of Directors.


      5.12.2. The Company shall keep true books of records and accounts in which full and correct entries will be made of all of its business transactions, in accordance with sound business practices, and reflect in its quarterly and annual financial statements adequate accruals and appropriations to reserves, all in accordance with generally accepted accounting principles subject, with respect to unaudited financial statements, normal year-end adjustments.


      5.12.3. The Company shall comply with all statutes, laws, ordinances, or governmental rules and regulations to which it is subject, noncompliance with which would materially adversely affect the business, earnings, properties, assets or financial condition of the Company.


   5.13. INSURANCE.


      5.13.1. The Company will keep all its insurable properties properly insured against loss or damage by fire and other risks maintain public liability insurance against claims for personal injury, death or property damage suffered by others upon or in or about any premises occupied by it or arising from equipment owned by the Company and leased to and located upon or in or about any premises occupied by any other person maintain all such worker's compensation or similar insurance as may be required under the laws of any state or jurisdiction in which it may be engaged in business and maintain such other insurance as is usually maintained by persons engaged in the same or similar business as is the Company and whose businesses are comparable in size to the business of the Company. All such insurance shall be maintained against such risks and in at least such amounts as such insurance is usually carried by persons engaged in the same or similar businesses and whose businesses are comparable in size to the business of the Company, and all insurance herein provided for shall be effected and maintained in force under a policy or policies issued by insurers of recognized responsibility, except that, the Company may effect worker's compensation or similar insurance in respect of operations in any state or other jurisdiction either through an insurance fund operated by such state or other jurisdiction or by causing to be maintained a system or systems of self-insurance which is in accord with applicable laws.


   5.14. PAYMENT OF TAXES; CORPORATE EXISTENCE.


      5.14.1. The Company shall pay and discharge promptly, or cause to be paid and discharged promptly, when due and payable, all taxes, assessments and governmental charges or levies imposed upon it or upon its income or upon any of its property, real, personal and mixed, or upon any part thereof, as well as all claims of any kind (including claims for labor, materials and supplies) which, if unpaid might by law become a lien or charge upon its property; provided, however, that the Company shall not be required to pay any tax, assessment, charge, levy or claim if the amount, applicability or validity thereof shall currently be contested in good faith by appropriate proceedings and if the Company shall have set aside on its books reserves (classified to the extent required by generally accepted accounting principles) deemed by it adequate with respect thereto; and provided further, that the Company shall have no obligation to make any payments under this paragraph (a) with respect to property subject to leases pursuant to the terms of which the lessees or lessors thereof, as applicable, have undertaken to make such payments; and


      5.14.2. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights and essential franchises, provided, however, that nothing in this Section 5.13.2 shall (i), prevent the abandonment or termination of the Company's authorization to do business in any foreign or domestic jurisdiction if, in the opinion of the Company's Board of Directors, such abandonment or termination is in the interest of the Company and not disadvantageous in any material respect to you or
           (ii) require compliance with any law so long as the validity or applicability thereof shall be disputed or contested in good faith.


   5.15. KEY MAN INSURANCE. The Company will maintain in full force and effect a term life insurance policy in an amount not less than $1,000,000 insuring the life of Doug Netter, which policy shall designate the Company as the sole beneficiary of the proceeds thereof.


   5.16. LIMITATION ON TRANSACTIONS WITH AFFILIATES. Except for intercompany transactions with Videssence, Inc., and Babylonian Productions, Inc. in the ordinary course and consistent with past practice, the Company shall not (a) conduct any business or enter into any transaction or series of similar transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or any officer of the Company unless the terms of such business, transaction or series of transactions are (i) set forth in writing and (ii) in the determination of a majority of the directors of the Company that do not have an interest in the transaction the transaction is as favorable to the Company as that which would be obtainable at the time for a comparable transaction or series of similar transactions in arm's length dealings with an unrelated third person; or (b) pay compensation to any officer or director unless the terms thereof have been approved by a majority of the disinterested directors of the Company; provided, however, that nothing contained herein shall restrict or limit the Company's right to sell, lease or otherwise dispose of all or any part of the assets of, sell all of the outstanding Capital Stock of, or merge or combine, or otherwise divest (including by cessation of operations) in any form of transaction whatsoever, its Videssence, Inc. subsidiary, on such terms and conditions, and for such consideration, as may be authorized by the Company's Board of Directors.. You shall not be deemed an Affiliate of the Company for purposes of this Section 5.16.


   5.17. ASSET SALES. The Company shall not, during any 12 month period, make any Asset Sale or Sales aggregating in excess of 10% of the book value of the assets of the Company unless the terms of such transaction or series of transactions are (a) set forth in writing and (b) in the determination of a majority of the directors of the Company that do not have an interest in the transaction(s), the transaction(s) are in the best interest of the Company.


   5.18. SUCCESSOR CORPORATION. The Company shall not consolidate with or merge with or into any Person unless the terms of such transaction or series of transactions are (a) set forth in writing and (b) in the determination of a majority of the directors of the Company that do not have an interest in the transaction(s), the transaction(s) are in the best interest of the Company.


   5.19. MAINTENANCE OF OWNERSHIP OF SUBSIDIARIES. The Company shall not create, nor sell any of the Capital Stock of, any Subsidiary, except to the Company or another Subsidiary, or permit any Subsidiary to issue, sell or otherwise dispose of any shares of its Capital Stock or the Capital Stock of any Subsidiary except to the Company or another Subsidiary, nor shall the Company, acquire all or substantially all of the assets of or 50% or more of the voting securities of another corporation which is not, as of the date hereof, a Subsidiary of the Company unless the terms of such transaction or series of transactions are (a) set forth in writing and (b) in the determination of a majority of the directors of the Company that do not have an interest in the transaction(s), the transaction(s) are in the best interest of the Company.


   5.20. CHANGE OF BUSINESS. The Company shall not materially alter the nature of its principal business unless a written proposal for such alteration is presented to the Board of Directors of the Company and a majority of the Directors determine that such alteration is in the best interests the Company (without counting the votes of any director who has an interest in any transaction arising from such alteration).


   5.21. NO CONFLICTING AGREEMENTS. The Company shall not enter into, and shall not permit any Subsidiary to enter into, any agreement or make any amendment to any agreement which by its terms would prohibit or conflict with the Company's performance of its obligations to you, pursuant to the Company's Certificate of Incorporation, as amended, Bylaws, this Agreement, or any of the other agreements, unless the Company's obligations under such conflicting agreement or amendment are conditioned upon obtaining consent of the holders of Underlying Common Stock and the Notes, as applicable, under this SECTION 5.21, and the failure to obtain such consent shall not constitute a breach of such conflicting agreement.


   5.22. AMENDMENT TO BYLAWS. The Company shall not amend its Bylaws in any manner whatsoever if such amendment has an adverse effect on or otherwise adversely modifies any of the rights, preferences or privileges accorded to any of the holders of the Notes or Underlying Common Stock.


   6. REPRESENTATIONS AND WARRANTIES.


   6.1.REPRESENTATIONS OF THE COMPANY. The Company represents and warrants to you as follows, subject, in the cases specified in this SECTION 6.1, to the matters set forth in the disclosure letter of the Company delivered to you on the date hereof and incorporated by reference herein (the "COMPANY DISCLOSURE LETTER"):


      6.1.1. ORGANIZATION, GOOD STANDING AND QUALIFICATION. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite corporate or other organizational power and authority under such laws to own or lease and operate its properties and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires it to so qualify or be licensed, except where the failure to be so licensed or qualified would not, singly or in the aggregate, be reasonably likely to have a Material Adverse Effect. The Company has made available to you a complete and correct copy of the Certificate of Incorporation and the Bylaws of the Company and each of its Subsidiaries, each as amended to date and each of which as so made available is in full force and effect. The Company has made available to you a complete and correct copy of the minute books of the Company and each of its Subsidiaries, and each such minute book includes minutes of the meetings of, and resolutions adopted by, the board of directors of each such entity and the committees thereof to date.


      6.1.2. AUTHORIZATION. (a) the Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement to which it is a party, including without limitation, the Warrants and the Notes; and (b) all corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, each Ancillary Agreement to which the Company is a party, including, without limitation, the Warrants and the Notes, and the performance of all obligations of the Company hereunder and thereunder, and the authorization, issuance, sale and delivery of the Notes and the Warrants, has been taken.

      6.1.3. ENFORCEABILITY. This Agreement and each Ancillary Agreement to which the Company is a party and which is to be entered into on the date hereof, have been duly authorized, executed and delivered by the Company and constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (whether enforcement is sought by proceedings in equity or at law).


      6.1.4. CONSENTS; NO CONFLICT.


         6.1.4.1. Except (i) as set forth on the Company Disclosure Letter; (ii) required blue sky filings, if any, which will be effected in accordance with applicable blue sky laws; (iii) filings required under the Securities Act in connection with the Registration Rights Agreement or Exchange Act; and (iv) the approval of NASDAQ for the issuance and quotation of the Conversion Shares on the NASDAQ SmallCap Market, subject to official notice of issuance, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority or any other Person on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements except for consents which individually would not materially affect the consummation of the transactions contemplated by this agreement or result in material violation of any law.


         6.1.4.2. The execution and delivery by the Company of this Agreement, each of the Ancillary Agreements to which it is a party, and the Warrant and the Notes, and the performance by the Company of its obligations hereunder and thereunder, will not (i) violate any provision of the Certificate of Incorporation or Bylaws; (ii) violate any provision of any law or any order of any court or Governmental Authority; (iii) conflict with, result in a breach of or constitute (with notice or lapse of time or both) a default under, or allow any other party thereto a right to terminate or seek a payment from the Company or any Subsidiary under the terms of, any indenture, agreement or other instrument by which the Company or any of its subsidiaries or any of their material properties or assets is bound; or (iv) result in the creation or imposition of any Lien upon any of the material properties or assets of the Company or any of its Subsidiaries.


      6.1.5. CAPITALIZATION. (a) The authorized capital stock of the Company consists of (i) 2,000,000 shares of Preferred Stock, 57,286 of which have been designated as Series A Preferred Stock; and (ii) 20,000,000 shares of Common Stock. As of the date of this Agreement, 57,286 shares of Series A Preferred Stock were issued and outstanding and there were issued and outstanding
           (i) 3,334,405 shares of Common Stock and (ii) options to purchase 878,250 shares of Common Stock under the Option Plans and 415,000 shares of Common Stock other than under the Option Plans. Except as set forth in the Company Disclosure Letter or as provided in this Agreement, there are no Derivative Securities outstanding (including preemptive rights). The Company has, and will at the Initial Closing have (after giving effect to the issuance of securities being issued on the Initial Closing Date) sufficient authorized Common Stock reserved for issuance for all outstanding Derivative Securities. The Company has no obligation (contingent or other) to purchase, redeem or otherwise acquire any of its Equity Securities or any interest therein or to pay any dividend or make any other distribution in respect thereof , except for dividends payable on the shares of Series A Preferred Stock in accordance with their terms.


      6.1.6. SUBSIDIARIES. (a) The Company Disclosure Letter lists, for each Subsidiary of the Company, existing as of the date hereof, the name of such Subsidiary, together with (i) the jurisdiction and nature (e.g., corporation, partnership, limited liability company) of its organization; (ii) the number and percentage of shares of each class of Equity Securities of such Subsidiary owned by the Company or any of its Subsidiaries; and (iii) the identity of any Person other than the Company or its Subsidiaries that has the right (including upon the passage of time or upon the occurrence of specified events) to acquire any of its Equity Securities. The Equity Securities of each such Subsidiary owned, directly or indirectly, by the Company are held free and clear of all Liens, and all such Equity Securities have been duly authorized and validly issued and are fully paid and non-assessable. Except for Equity Securities of the Subsidiaries of the Company, as set forth in the Company Disclosure Letter hereto, or investment securities of any Person held by Subsidiaries of the Company in the ordinary course of business (provided the Company and its Subsidiaries Beneficially Own (and, after giving effect to such transactions, would Beneficially Own), in the aggregate, less than 5% of the Voting Power of the Voting Securities of such Person), the Company does not, directly or indirectly, (i) Beneficially Own or own of record any Equity Securities of, or any other equity interest in, any other Person; or (ii) have any other equity investment or other ownership interest in any other Person.


      6.1.7. DIVIDENDS; STOCK REPURCHASES. Except as disclosed in the Company Disclosure Letter, there are no contractual or other restrictions or limitations on the ability of the Company or any of its Subsidiaries to pay any dividends or make any other distributions on, or to purchase, redeem or otherwise acquire, any of its Common Stock.

      6.1.8. VALID ISSUANCE OF SECURITIES. (a) The Conversion Shares and Warrant Shares, when issued, sold and delivered in accordance with the terms of this Agreement, the Notes and the Warrants for the consideration expressed herein and therein, will be duly authorized, validly issued, fully paid and nonassessable. The outstanding shares of Common Stock and Series A Preferred Stock are duly authorized, validly issued, fully paid and nonassessable. The issuance, sale and delivery of the Notes, Warrants, Conversion Shares and Warrant Shares is not subject to any preemptive right of stockholders of the Company arising under law or the Certificate of Incorporation or Bylaws or to any contractual right of first refusal or other contractual right in favor of any Person.


      6.1.9. LITIGATION. Except as expressly disclosed in the SEC Documents or in the Company Disclosure Letter, as of the date hereof (i) there is no action, suit, proceeding or investigation pending or, to the Knowledge of the Company, currently threatened against the Company or any of its Subsidiaries that involves a claim against the Company or any of its Subsidiaries in an amount in excess of $50,000, or that questions the validity of this Agreement or any of the Ancillary Agreements or the right of the Company to enter into, or to consummate, the transactions contemplated hereby or thereby, or that would be reasonably likely, either individually or in the aggregate, to have a Material Adverse Effect, nor does the Company have Knowledge that there is any basis for any of the foregoing; and (ii) the Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any Governmental Authority that specifically names the Company or any of its Subsidiaries and as to which either compliance or noncompliance is reasonably likely to have a Material Adverse Effect; and (iii) there are no regulatory proceedings applicable to, or pending (or to the Knowledge of the Company threatened) against the Company or any of its Subsidiaries, which are reasonably likely to have a Material Adverse Effect. As of the date hereof, there is no action, suit, proceeding or investigation by the Company or any of its Subsidiaries currently pending or which the Company its Subsidiaries intends to initiate that is material to the operations of the Company and Subsidiaries considered as a whole.


      6.1.10. COMPLIANCE WITH LAW AND OTHER INSTRUMENTS.


         6.1.10.1. Except as disclosed in the SEC Documents or in the Company Disclosure Letter, the Company and its Subsidiaries are not in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to any of them or by which any of their property or assets is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, License, permit, franchise or other instrument or obligation to which any of them is a party or by which any of their property or assets is bound or affected, except for any such conflicts, defaults or violations that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.


         6.1.10.2. The Company and each Subsidiary of the Company holds all material Licenses from all Governmental Authorities necessary for the conduct of its business and has received no notice of proceedings relating to the revocation of any such License, which alone or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would be reasonably likely to have a Material Adverse Affect.


      6.1.11. SEC DOCUMENTS; FINANCIAL STATEMENTS.


         6.1.11.1. There are no agreements, understandings or proposed transactions between the Company or any of its Subsidiaries and any of their respective officers, directors or Affiliates, or any Affiliate thereof, of a type that would be required to be disclosed on Form 10-K for the year ending on June 30, 1999 other than the agreements, understandings or proposed transactions disclosed in the SEC Documents (as defined below). The Company has timely filed all reports required to be filed by it with the SEC since July 1, 1995 pursuant to the Exchange Act. The Company has provided you with copies of (i) the Company's annual reports on Form 10-K for the years ended June 30, 1996, 1997 and 1998;
               (ii) the Proxy Statement filed by the Company with the SEC on October 20, 1998 with respect to the 1998 Annual Meeting of Stockholders of the Company; and (iii) the Company's quarterly report on Form 10-Q for the quarter ended December 31, 1998 (collectively, together with any other reports or filings made by the Company since July 1, 1995 and prior to the date hereof with the SEC pursuant to the requirements of the Securities Act or the Exchange Act, the "SEC Documents").


         6.1.11.2. As of their respective dates, or, in the case of registration statements as of their respective effective dates, the SEC Documents complied (or, as to filings by the Company with the SEC after the date hereof, will comply) in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable. None of the SEC Documents, as of their respective dates, contained (or, as to filings by the Company with the SEC after the date hereof, will contain) any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Without limiting the representations and warranties made in SECTION 6.1.11, the representation in the immediately preceding sentence shall not apply to any misstatement or omission in any SEC Document filed prior to the date of this Agreement which was superseded or corrected by a subsequent SEC Document filed by the Company before the date hereof.


         6.1.11.3. Except as otherwise noted therein or in the Company Disclosure Letter, the financial statements of the Company included in the SEC Documents comply (or, as to filings by the Company with the SEC after the date hereof, will comply) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles, except in the case of unaudited statements, applied on a consistent basis (except as may be indicated therein or in the notes thereto) during the periods involved and fairly present the consolidated financial position of the Company and its Subsidiaries as of the respective date thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).


      6.1.12. UNDISCLOSED LIABILITIES. Except as disclosed in the SEC Documents, at June 30, 1998, there were no liabilities or obligations of any nature (whether accrued, absolute, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due) required by GAAP to be set forth on the Balance Sheet (as defined below) of the Company and its Subsidiaries taken as a whole except as reflected or reserved against on the balance sheet at June 30, 1998 (including the notes thereto, the "BALANCE SHEET"). Since June 30, 1998, except as set forth in the SEC Documents, the Company has not incurred any such liabilities or obligations except (i) liabilities incurred in the ordinary course of business consistent with past practice, (ii) such as would not be reasonably likely to, individually or in the aggregate, have a Material Adverse Effect, or (iii) as contemplated by this Agreement.


      6.1.13. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the SEC Documents or in the Company Disclosure Letter, or as a consequence of, or as contemplated by, this Agreement, since September 30, 1998, (i) the business of the Company has been carried on only in the ordinary and usual course; (ii) there has not occurred any change or event which has resulted or is reasonably likely to result in a Material Adverse Effect; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any change or effect resulting from matters disclosed by the Company in any SEC Document filed prior to the date hereof or in the Company Disclosure Letter, including, without limitation, the Company's contemplated divestiture or shutdown of its Wholly-Owned Subsidiary, Videssence, Inc.


      6.1.14. ERISA AND OTHER EMPLOYMENT MATTERS.

         6.1.14.1. Except as disclosed in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor any trade or business (whether or not incorporated) under common control with the Company or any of its Subsidiaries within the meaning of SECTION 414(b), (c), (m) or (o) of the Code (the "Controlled Group") maintains or contributes to or has any obligation to contribute to, or has any liability (contingent or otherwise) with respect to, any plan, program, arrangement, agreement or commitment which is an employment, consulting or deferred compensation agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, stock option, stock purchase, severance pay, life, health, disability or accident insurance plan, or vacation, or other employee benefit plan, program, arrangement, agreement or commitment, including, without limitation, any "employee benefit plan" as defined in SECTION 3(3) of ERISA (individually, a "PLAN", and collectively, the "PLANS").


         6.1.14.2. There has been no mass layoff or plant closing as defined by the Worker Adjustment and Retraining Notification Act or any similar state or local "plant closing" law with respect to the employees of the Company or any Company Subsidiary which resulted in any liability of the Company or any Company Subsidiary which remains unsatisfied.


         6.1.14.3. The execution of, and performance of the transactions contemplated in, this Agreement will not, either alone or upon the occurrence of subsequent events, result in (i) any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or (ii) the Company's or any Company Subsidiary's failing to be able to deduct for Federal income tax purposes any items on account of SECTION 280G or 162(m) of the Code.


         6.1.15. TAXES. Except as disclosed in the Company Disclosure Letter or in the SEC Documents:


         6.1.15.1. The Company is the common parent of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) eligible to file consolidated federal income Tax Returns, of which the Company is a member. From July 1, 1994 through the Initial Closing Date, the Company has included each Subsidiary (which was, in the period covered thereby, a Subsidiary of the Company) in its consolidated federal income Tax Return as a member of the affiliated group of which the Company is the common parent.


         6.1.15.2. The Company and its Subsidiaries have duly filed all U.S. federal, state, local, foreign and other tax returns (including any information returns), reports and statements that are required to have been filed with the appropriate taxing authority and have paid all Taxes with respect to the taxable periods covered by such returns, reports or statements. All information provided with respect to the taxable periods covered by such returns, reports and statements is complete and accurate in all material respects.


         6.1.15.3. Any liability of the Company for Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of the Company in accordance with generally accepted accounting principles subject, with respect to unaudited financial statements, normal year-end adjustments.


         6.1.15.4. No audits or investigations relating to any Taxes for which the Company or its Subsidiaries may be liable are pending or threatened in writing by any taxing authority. There are no agreements or applications by the Company or any of its Subsidiaries for the extension of the time for filing any tax return or paying any Tax, and neither the Company nor any Subsidiary has extended or waived any statute of limitation for the assessment of any Taxes. The Company Disclosure Letter lists the audit status of each of the Company's tax returns.


         6.1.15.5. Neither the Company nor any of its Subsidiaries are parties to any agreements relating to the sharing or allocation of, or indemnification agreement with respect to, Taxes, or similar contract or arrangement.


         6.1.15.6. Since January 1, 1994, no claim has been made by any Tax authority in a jurisdiction where the Company or, to the Company's Knowledge, any Subsidiary does not currently file a Tax return that it is or may be subject to Tax by such jurisdiction, nor to the Company's Knowledge is any such assertion threatened.


         6.1.15.7. As of January 1, 1999 for U.S. federal income tax purposes, the Company had no net operating loss carryforwards. Except for the effect of the transactions contemplated by this Agreement, there has not been an ownership change of the Company within the meaning of Section 382 of the Code during the five years preceding the date of this Agreement.


         6.1.15.8. The Company or its Subsidiaries have withheld from its employees, independent contractors and third parties and timely paid to the appropriate taxing authority proper and accurate amounts in all material respects through all periods in compliance in all material respects with all Tax withholding provisions of all Applicable Laws.

         6.1.15.9. Neither the Company nor any Subsidiary has income that is includable in computing the taxable income of a United States person (pursuant to Section 7701 of the Code) under Section 951 of the Code.


         6.1.15.10. All material elections with respect to Taxes of the Company or any Subsidiary are set forth in the Company Disclosure Letter.


      6.1.16. COMPANY INTELLECTUAL PROPERTY


         6.1.16.1. The Company owns or has the valid and enforceable right to use all material Intellectual Property necessary for the conduct of its business and operations as currently conducted.


         6.1.16.2. The Company Disclosure Letter sets forth a complete list of all material Intellectual Property owned by the Company . Except as indicated in the Company Disclosure Letter, the Company owns all right, title and interest in such material Intellectual Property free and clear of all Liens and other adverse claims and has the right to use without payment to a third party. The Intellectual Property owned or licensed by the Company is adequate and sufficient for the conduct of the business of the Company in the ordinary course and as currently proposed to be conducted.


         6.1.16.3. Except as set forth in the Company Disclosure Letter and except as relates to trademarks and service marks not registered or subject to application for registration, (a) the material Intellectual Property owned by the Company is valid, subsisting, unexpired, in proper form and enforceable and all renewal fees and other maintenance fees with respect to such material Intellectual Property, as applicable, which have fallen due on or before the effective date of this Agreement have been paid and
               (b)the grants, registrations and applications for such material Intellectual Property owned by the Company have not lapsed, expired or been abandoned and no application or registration thereof is the subject of any legal or governmental proceeding before any governmental, registration or other authority in any jurisdiction other than grants, registrations or applications, the lapse, expiration or abandonment of which would not reasonably be expected to have a Material Adverse Effect.


         6.1.16.4. Except as set forth in the Company Disclosure Letter and except for infringements, claims, demands, proceedings and defects in rights that would not reasonably be expected to have a Material Adverse Effect, to the Company's Knowledge, (i) there are no conflicts with or infringements of any Intellectual Property owned or used by the Company by any third party; and
               (ii) the conduct of the business of the Company and its Subsidiaries as currently conducted does not conflict with or infringe any proprietary right of any third party. Except as set forth in the SEC Documents, there is no claim, suit, action or proceeding pending or, to the Knowledge of the Company or its Subsidiaries, threatened against the Company or its Subsidiaries, (i) alleging any such conflict or infringement with any third party's proprietary rights; or (ii) challenging the ownership, use, validity or enforceability of the Intellectual Property owned or used by the Company that would be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.


         6.1.16.5. The Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all material Licenses whereby the Company or its Subsidiaries is granted rights to use Intellectual Property owned by another Person. The Company has furnished you with complete and correct copies of any such Licenses listed in the Company Disclosure Letter, as in effect on the date hereof. Neither the Company nor its Subsidiaries nor, to the Company's Knowledge, any other party thereto, is in default under any such License listed in the Company Disclosure Letter as of the date hereof, and each such License listed in the Company Disclosure Letter is in full force and effect as to the Company or any of its Subsidiaries party thereto and, to the Company's Knowledge, as to each other party thereto, except for such defaults and failures to be in full force and effect as would not reasonably be expected to have a Material Adverse Effect. Except as set forth in the Company Disclosure Letter, neither the Company nor its Subsidiaries is under any obligation to pay royalties or similar payments in connection with any License listed in the Company Disclosure Letter in excess of $10,000 per year in the aggregate.


         6.1.16.6. Except as set forth in the Company Disclosure Letter, neither the Company nor its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement in breach of any such License listed in the Company Disclosure Letter. The validity and enforceability of the material Intellectual Property owned or used by the Company and the registration thereof has not been Materially Adversely Affected as a result of the consummation of the transactions contemplated by this Agreement.


         6.1.16.7. Neither the Company nor its Subsidiaries has entered into any material consent, indemnification, forbearance to sue or settlement agreement with any person relating to the material Intellectual Property owned or used by the Company or the Intellectual Property of any third party other than as set forth in the Company Disclosure Letter.


         6.1.16.8. The Company's and its Subsidiaries' products or systems used in the operation of the business of the Company or its Subsidiaries, which incorporate the processing of dates and date-related data (including, but not limited to, calculating, comparing and sequencing) that are operationally material to the business of Company or its Subsidiaries including, but not limited to, computer systems, infrastructure items, software applications, hardware, and related equipment and utilities ("PRODUCTS") will be Year 2000 Compliant by August 31, 1999. The Company either (i) has undertaken (or will undertake) all reasonable efforts to obtain, or has obtained, assurances from its vendors that such vendors' products are already Year 2000 Compliant or will be Year 2000 Compliant by August 31, 1999; or (ii) the Company will have modified or replaced such products by August 31, 1999, except in each such case as any such non-compliance would not have a Material Adverse Effect.


      6.1.17. CONTRACTS.


         6.1.17.1. Except as set forth in the SEC Documents or the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party or subject to any of the following (whether written or oral, express or implied): (i) any employment agreement or understanding or obligation, with respect to severance or termination, to pay liabilities or fringe benefits with any present or former officer or director of the Company or with any consultant of the Company or any of its Subsidiaries, who is or may be entitled to receive pursuant to the terms thereof, compensation in excess of $100,000 upon termination of such Person's employment or engagement; (ii) any plan, contract or understanding providing for bonuses, pensions, options, deferred compensation, retirement payments, royalty payments, profit sharing or similar understanding with respect to any present or former officer or director of the Company or with any consultant of the Company or any of its Subsidiaries, who is or may be entitled to receive pursuant to the terms thereof, compensation in excess of $100,000 in any single year, or (iii) any non-compete or similar agreement or obligation of the Company or any Subsidiary. Except as set forth in the Company Disclosure Letter or in the SEC Documents, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement covering their respective employees.


         6.1.17.2. Except as set forth in the SEC Documents, none of the Company, any of its Subsidiaries, or to the Knowledge of the Company, any other party is in breach or violation or in default in the performance or observance of any term or provision of any contract, agreement, indenture, mortgage, loan agreement, note, lease or other instrument to which the Company or any such Subsidiary is a party or by which the Company or any such Subsidiary is bound or to which any of the properties of the Company or any such Subsidiary is subject, which breach, violation or default is reasonably likely to, individually or in the aggregate, have a Material Adverse Effect.

      6.1.18. INSURANCE. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are prudent in accordance with industry practices. All the insurance policies, binders, or bonds maintained by the Company or its Subsidiaries (the "POLICIES") have been maintained in accordance with their respective terms and will remain in full force and effect after the Closing. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any notice of default with respect to any provision of any such Policies. With respect to its directors' and officers' liability insurance policies, neither the Company nor any of its Subsidiaries has failed to give any notice or present any claim thereunder in due and timely fashion or as required by any such policies so as to jeopardize full recovery under such Policies.


      6.1.19. REGISTRATION RIGHTS. Other than as set forth in the Company Disclosure Letter, the Company has not granted or agreed to grant any registration rights, including piggyback rights, to any person or entity.


      6.1.20. BROKERS. Other than its financial advisor, Sutro & Co. ("SUTRO"), the Company has not employed any investment banker, broker, finder, or intermediary in connection with the transactions contemplated by this Agreement, and the Company is under no obligation to pay any investment banking, brokerage, finder's or similar fee or commission in connection with such transactions, other than certain fees payable to Sutro, which are the obligation of the Company, which fees are specified in the Company Disclosure Letter. The Company has provided to you copies of all agreements between the Company or any of its Subsidiaries and Sutro with respect to the transactions contemplated hereby.


      6.1.21. ENVIRONMENTAL PROTECTION


         6.1.21.1. The Company and its Subsidiaries are not in violation of any Environmental Laws, other than such violations which have not had and are reasonably expected not to have a Material Adverse Effect and have, and are in compliance with all terms and conditions of, all permits, licenses and authorizations necessary for the conduct of their respective businesses, other than such instances of non-compliance which are not reasonably likely to have a Material Adverse Effect.


         6.1.21.2. There is no site which is listed on either the National Priorities List pursuant to CERCLA or a similar state or local law list with respect to which the Company or any Subsidiary has received notice from the United States Environmental Protection Agency or a state or local agency that the Company or any Subsidiary is considered to be a potentially responsible party by reason of arranging for disposal, owning or operating any facility or site or transporting any Hazardous Waste.


      6.1.22. STATE TAKEOVER LAWS. The Company has taken all actions necessary to render any potentially applicable state takeover law, including, but not limited to, SECTION 203 of the DGCL, inapplicable to (a) the transactions contemplated hereby and by the Ancillary Agreements and
           (b) any future transactions between the Company, on the one hand, and you and/or any of your Affiliates, on the other hand. The Company has taken all action so that the entering into of this Agreement and the consummation of the sale of the Notes, the issuance of the Warrant, the conversion of the Note and the exercise of the Warrant and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any person under the Certificate of Incorporation, Bylaws, or other governing instruments of the Company, or restrict or impair the your or your Affiliates' ability as holders of the Conversion Shares or the Warrant Shares to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of the Company that may be directly or indirectly acquired or controlled by you or your assigns.


     6.2. YOUR REPRESENTATIONS AND WARRANTIES. You represent and warrant to the Company that:


      6.2.1. ORGANIZATION. You are a corporation duly organized, validly existing and in good standing under the laws of Australia and are a Wholly-Owned Subsidiary of Allco Finance Group Limited, an Australian corporation. All corporate action on your part and the part of your officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, each Ancillary Agreement to which you are a party and the performance of all of your obligations hereunder and thereunder has been taken.


      6.2.2. AUTHORIZATION AND ENFORCEABILITY. You have full power and authority to enter into this Agreement and the Ancillary Agreements. Each of this Agreement and the Ancillary Agreements to which you are a party has been duly authorized, executed and delivered by you and constitutes your valid and legally binding obligation, enforceable against you in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (whether enforcement is sought by proceedings in equity or at law).


      6.2.3. PURCHASE FOR INVESTMENT. You (and/or the Affiliate on whose behalf you are acquiring the Securities) are an "accredited investor" as defined under Rule 501(a) of the Securities Act, and have such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the Company and the merits and risks of an investment in the Securities, including the Underlying Common Stock, and is able to bear the economic risk of such an investment for an indefinite period of time. The Securities will be acquired for investment for your (or your Affiliate's) own account and not with a view to the resale or distribution of any part thereof, except in compliance with the provisions of the Securities Act and any applicable state securities laws or exemptions therefrom.


      6.2.4. CONSENTS; NO CONFLICT. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority, agency or body or any other person on your part is required in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except for (i) filings required under the Securities Act or the Exchange Act; or (ii) such consents, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings, which if not obtained or made, as the case may be, are not reasonably likely to impair in any material respect your ability to perform any of its obligations or agreements hereunder or under the Ancillary Agreements or consummate the transactions contemplated hereby or thereby.


7. EVENTS OF DEFAULT AND REMEDIES THEREFOR.


7.1. EVENTS OF DEFAULT. Any one or more of the following shall constitute an "Event of Default" as the term is used herein:


      7.1.1. Default shall occur in the making of payment of the principal of any Note at the Maturity Date and such default shall not have been remedied or waived in writing within 2 days following receipt by the Company of notice of such default from you; or


      7.1.2. Default shall occur in the observance or performance of any provision of this Agreement and, provided such default is capable of being cured, such default shall not have been remedied or waived in writing within 30 days following receipt by the Company of notice of such default from you or the Company shall have breached any of the representations or warranties contained herein as of any Closing Date; or


     7.1.3. Default shall occur in the observance or performance of any covenant or agreement contained in SECTIONS 5.1 through 5.6 hereof; or


      7.1.4. Default or the happening of any event shall occur under any indenture, agreement or other instrument under which any Senior Indebtedness with an aggregate principal amount of at least $100,000 (other than the Notes) of the Company may be issued or outstanding and, as a result thereof, the maturity of any such Senior Indebtedness has been accelerated; or

      7.1.5. Final judgment or judgments for the payment of money (other than judgments as to which a reputable insurance company has accepted in writing full liability) aggregating in excess of $250,000 is or are outstanding against the Company or against any property or assets thereof and any one of such judgments has remained unpaid, unvacated, unbonded or unstayed by appeal or otherwise for a period of 90 days from the date of its entry; or


      7.1.6. The Company (i) becomes insolvent, (ii) is generally not paying its debts as they become due, (iii) makes an assignment for the benefit of creditors, (iv) applies for or consents to the appointment of a custodian, trustee, liquidator, or receiver for the Company or for all or substantially all of any of their respective property or (v) admits in writing its inability to pay debts as the same become due; or


      7.1.7. A custodian, trustee, liquidator or receiver is appointed for the Company or for all or substantially all of the property of any of them and is not discharged within 60 days after such appointment; or


      7.1.8. Bankruptcy, reorganization, arrangement or insolvency proceedings, or other proceedings for relief under any bankruptcy or similar law or laws for the relief of debtors, are instituted by or against the Company and are consented to or are not dismissed within 60 days after such institution.


Notwithstanding the foregoing, or any other provision of this Agreement to the contrary, except as provided in SECTION 1.3 permitting conversion of the Notes to Common Stock, so long as any Senior Indebtedness remains outstanding, you shall not seek to enforce its rights under this Agreement prior to the time permitted under SECTION 4 of this Agreement or other than in accordance with the provisions of SECTION 4 of this Agreement.


   7.2.NOTICE TO HOLDER. When any Event of Default has occurred, or if you or the holder of any other evidence of Indebtedness of the Company gives any notice or takes any other action with respect to a claimed default, including accelerating the maturity of the Notes under SECTION 7.3 below, the Company agrees to give notice within three Business Days of such event to all holders of the Notes then outstanding.


   7.3.ACCELERATION OF MATURITIES; NOTICE OF ACCELERATION OR CONVERSION. When any Event of Default described in SECTION 7.1 has happened and is continuing, you may, by notice in writing sent in the manner provided in
       SECTION 11 hereof to the Company, declare the entire principal of the Note to be, and such Note shall thereupon become, forthwith due and payable, without any presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Company. Upon the Notes becoming due and payable as a result of any Event of Default as aforesaid, the Company will forthwith pay to you the entire principal and interest (including interest, if any, accrued at the Overdue Rate, and any interest accrued subsequent to an Event of Default described in SECTIONS 7.1.6, 7.1.7, or 7.1.8).

   7.4.NO WAIVER. No course of dealing on you part nor any delay or failure on your part to exercise any right shall operate as a waiver of such right or otherwise prejudice your rights, powers and remedies. Notwithstanding any provision of this agreement (including SECTION 11.8) to the contrary, the Company further agrees, to the extent permitted by law, to pay to you all costs and expenses incurred by you in enforcing your rights hereunder and under the Notes, including (without limitation) in the collection of any amount due hereunder and under the Notes upon any default hereunder or thereon, including the fees and expenses of your attorneys for all services rendered in connection therewith.


   7.5.RESCISSION OF ACCELERATION. The provisions of SECTION 7.3 are subject to the condition that if the principal of any outstanding Notes have been declared immediately due and payable by reason of the occurrence of any Event of Default, you may, by written instrument filed with the Company, rescind and annul such declaration and the consequences thereof, provided that at the time such declaration is annulled or rescinded:


     7.5.1. No judgment or decree has been entered for the payment of any monies due pursuant to the Notes or this Agreement;


     7.5.2. All arrears of interest upon all the Notes and all other sums payable under the Notes and under this Agreement (except any principal, interest or premium, if any, on the Notes that has become due and payable solely by reason of such declaration under SECTION 7.3) shall have been duly paid; and.


     7.5.3. Each and every other Default and Event of Default shall have been made good, cured or waived pursuant to SECTION 7.1;


     7.5.4. And provided further, that no such rescission and annulment shall extend to or affect any subsequent Default or Event of Default or impair any right consequent thereto or the right of any holder to elect to convert any Note.


8.    AMENDMENTS, WAIVERS AND CONSENTS.


   8.1.CONSENT REQUIRED. Any term, covenant, agreement or condition of this Agreement may, with the consent of the Company, be amended or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), if the Company shall have obtained your consent in writing, provided that no amendment, modification or waiver of any term, covenant or agreement of SECTION 9 of this Agreement may be made except as provided in SECTION 9. So long as any Senior Indebtedness is outstanding under the Credit Agreement and you have no written agreement with such parties regarding subordination of the Notes, the provisions of SECTION 7 may not be amended or waived without the prior written consent of the Senior Lender or the holders of a majority in principal amount of the Senior Indebtedness outstanding thereunder.


   8.2. Intentionally Omitted


   8.3.EFFECT OF AMENDMENT OR WAIVER. No amendment or waiver shall extend to or affect any obligation not expressly amended or waived or impair any right consequent thereon.


9. REGISTRATION OF REGISTRABLE SECURITIES


   9.1. REGISTRATION.


      9.1.1. WARRANT SHARES. You shall not sell, hypothecate, transfer or otherwise dispose of any Warrant Shares except (a) pursuant to an effective registration statement filed under the Securities Act or
           (b) pursuant to an exemption therefrom with respect to which the Company may, upon request, require an opinion of counsel for you reasonably satisfactory to the Company that such transfer is exempt from the requirements of the Securities Act. The Company shall use all reasonable efforts following the Closing Date to effect the registration ("Warrant Share Registration") of the Warrant Shares under the Securities Act for resale as expeditiously as reasonably possible by performing the following:


         9.1.1.1. The Company shall, as expeditiously as possible following the Initial Closing (but in any event within 90 days of the Initial Closing), prepare and file with the Commission a registration statement with respect to the resale of the Warrant Shares. The Company shall use all reasonable efforts to cause the registration statement to become effective within 60 days of such filing and to remain effective for a period ending on the earlier of (i) five years from the effective date of such registration statement or (ii) the date on which, in the opinion Company counsel, all remaining Warrant Shares held by the you and your transferees may be sold in any calendar quarter in unsolicited broker transactions without volume limitation pursuant to Rule 144 promulgated under the Securities Act (or any successor rule thereto), or (iii) when all of the Warrant Shares have been sold pursuant to such registration statement.


         9.1.1.2. The Company shall prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to update and keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale of all securities covered by such registration statement. Notwithstanding anything else to the contrary contained herein, the Company may defer filing with the Commission of a registration statement under Section 9.1.1 if the Company shall furnish to the holders of Registrable Securities a certificate signed by the Company's Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided that such right to delay a request may be exercised by the Company on only one occasion; and

               9.1.1.3. The Company shall furnish to the holders of the Warrant
                    Shares such number of copies of the final prospectus the holder may reasonably request in order to facilitate the sale of the shares owned by such holder. Holders of the Warrant Shares so registered shall comply with all prospectus delivery requirements under the Securities Act.


      9.1.2. CONVERSION SHARES. You shall not sell, hypothecate, transfer or otherwise dispose of any Conversion Shares except (a) pursuant to an effective registration statement filed under the Securities Act or
           (b) pursuant to an exemption therefrom with respect to which the Company may, upon request, require an opinion of counsel for you reasonably satisfactory to the Company that such transfer is exempt from the requirements of the Securities Act. The Company shall use all reasonable efforts following the Closing Date to effect the registration ("CONVERSION SHARE Registration") of the Conversion Shares under the Securities Act for resale as expeditiously as reasonably possible by performing the following:

               9.1.2.1. The Company shall, as expeditiously as possible
                    following issuance of the initial Note issuable hereunder (but in any event within 90 days following the issuance of the initial Note), prepare and file with the Commission a registration statement with respect to the resale of the Conversion Shares issuable upon conversion of the initial Note. The Company shall use all reasonable efforts to cause the registration statement to become effective within 60 days of such filing and to remain effective for a period ending on the earlier to occur of (i) of five years from the effective date of such registration statement, or (ii) the date on which, in the opinion Company counsel, all remaining Conversion Shares held by or issuable to you or your transferees may be sold in any calendar quarter in unsolicited broker transactions without volume limitation pursuant to Rule 144 promulgated under the Securities Act (or any successor rule thereto), or (iii) when all of the Conversion Shares have been sold pursuant to such registration statement.

         9.1.2.2. The Company shall, as expeditiously as possible following the time (the "Drawdown Note Registration Date") of the first to occur of April 15, 2000, and the issuance of Notes with an aggregate principal amount of $1,000,000 hereunder, but in any event within 90 days following the Drawdown Note Registration Date, prepare and file with the Commission a registration statement with respect to the resale of the Conversion Shares issuable upon conversion of all of the Drawdown Notes. The Company shall use all reasonable efforts to cause the registration statement to become effective within 60 days of such filing and to remain effective for a period ending on the earlier to occur of (i) of five years from the effective date of such registration statement, or (ii) the date on which, in the opinion Company counsel, all remaining Conversion Shares held by or issuable to you or your transferees may be sold in any calendar quarter in unsolicited broker transactions without volume limitation pursuant to Rule 144 promulgated under the Securities Act (or any successor rule thereto), or
               (iii) when all of the Conversion Shares have been sold pursuant to such registration statement


         9.1.2.3. The Company shall prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to update and keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale of all securities covered by such registration statement, the Company may defer filing with the Commission of a registration statement under SECTION 9.1.2 if the Company shall furnish to the holders of Registrable Securities a certificate signed by the Company's Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided that such right to delay a request may be exercised by the Company on only one occasion; and


         9.1.2.4. The Company shall furnish to the holders of the Conversion Shares such number of copies of the final prospectus the holder may reasonably request in order to facilitate the sale of the shares owned by such holder. Holders of the Conversion Shares so registered shall comply with all prospectus delivery requirements under the Securities Act.


      9.1.3. All expenses incurred by the Company in complying with this SECTION 9.1, including, without limitation, all registration and filing fees, printing expenses, and fees and disbursements of counsel for Company, are herein called "REGISTRATION EXPENSES." All selling commissions and discounts applicable to the sales of the Shares, any applicable transfer taxes, and all fees and disbursements of counsel for any holder of Registrable
           Securities are herein called "SELLING EXPENSES." The Company will pay all Registration Expenses in connection with registration pursuant to SECTION 9.1. All Selling Expenses in connection with such registration shall be borne by the holders r of the shares being registered.

      9.1.4. Notwithstanding anything to the contrary contained in this SECTION 9.1, no person (as defined, for these purposes, in Rule 144(a)(2) of the Commission) who then beneficially owns 1% or less of the outstanding Equity Securities of the Company may request that any of its shares of Registrable Securities be included in any registration statement filed by the Company pursuant to SECTION 9.1 unless, in the opinion of counsel for such person, such person's intended disposition of Registrable Securities could not be effected within 90 days of the date of said opinion without registration of such shares under the Securities Act.

     9.1.5. The Company will use its best efforts to register or qualify the Warrant Shares and Conversion Shares covered by each registration statement required to be filed hereunder under such securities or blue sky laws of any State of the United States as the holder's of the Warrant Shares and Conversion Shares shall reasonably request, and do any and all other acts and things which may be reasonably necessary or advisable to enable such holders, if any, to consummate the disposition in such jurisdictions of their Warrant Shares and Conversion Shares, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction where, but for the requirements of this Section, it would not be obligated to be so qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction.

     9.1.6. During the period when any prospectus is required to be delivered under the Securities Act, the Company will promptly file all documents required to be filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and furnish a copy thereof to each holder of Conversion Shares or Warrant Shares promptly after such document is so filed.

9.2. TRANSFERS OF SHARES AFTER REGISTRATION. You agree that you will not effect any disposition of any Warrant Shares or Conversion Shares that would constitute a sale within the meaning of the Securities Act except as contemplated in the registration statement by which the resale of such securities is registered pursuant to SECTION 9.1 or as otherwise in compliance with applicable securities laws and that it will promptly notify the Company of any material changes in the information set forth in the registration statement regarding it or your plan of distribution.

9.3. UPDATING. The Company shall prepare and file with the Commission such amendments (including post-effective amendments) and supplements to each registration statement required to be filed hereunder and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for at least the periods specified in SECTIONS 9.1.1 and 9.1.2 and to comply with the provisions of the Securities Act with respect to the disposition of the Warrant Shares and Conversion Shares covered by each registration statement during such period in accordance with the intended methods of disposition by the holder set forth in such registration statement, as so amended, or such prospectus, as so supplemented. The Company will promptly notify holders of Warrant Shares and Conversion Shares at any time when a prospectus relating thereto is required to be delivered under the Securities Act and the Company becomes aware that the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances existing at the time it is to be delivered to a purchaser; and promptly prepare and file an amendment or supplement and furnish to such holders a reasonable number of copies of the amended or supplemental prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Warrant Shares and Conversion Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company's obligation to keep such registration statement effective shall be extended for a period of time equal to the period of time during which prospectuses were not available so that the actual period of effectiveness for such registration statement shall equal that called for in SECTION 9.1.


9.4. HOLDER OBLIGATIONS. Whenever the Company is required to effect the registration of any Warrant Shares or Conversion Shares under the Securities Act as provided in this Agreement, as expeditiously as possible each holder of such shares shall furnish the Company in writing such information and documents (or true copies of documents) regarding such holder and the distribution of such holder's Warrant Shares or Conversion Shares as the Company may reasonably request, including questionnaires, powers of attorney, indemnities, standstill agreements, underwriting agreements and other documents required under the terms of such underwriting agreements. Such holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in SECTION 9.3, such holder will forthwith discontinue disposition of Registrable Shares pursuant to the registration statement covering such Registrable Shares until such holder's receipt of copies of the supplemented or amended prospectus contemplated by SECTION 9.3, and, if so directed by the Company, such holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Shares current at the time of receipt of such notice. In the event the Company shall give any such notice, the period mentioned in
       SECTION 9.1.1.1 and/or 9.1.2.1 and/or 9.1.2.2, as the case may be, shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to SECTION 9.3 to and including the date when such holder shall have received the copies of the supplemented or amended prospectus contemplated by SECTION 9.3.


   9.5. INDEMNIFICATION.


      9.5.1. Upon the registration of the Registrable Securities under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless each holder of Registrable Securities whose securities are registered for resale thereunder pursuant to the provisions of SECTION 9.1 above (a "SELLING HOLDER") and each controlling person of any Selling Holder, if any (within the meaning of the Securities Act) against any losses, claims, damages or liabilities, joint or several (or actions in respect thereof), to which such Selling Holder or controlling person may be subject under the Securities Act, under any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement (or alleged untrue statement) of any material fact contained in the registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any summary prospectus issued in connection with the securities being registered, or any amendment or supplement thereto, or any other document used to sell the securities (including an illegal prospectus), or (ii) any omission (or alleged omissions) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by the Company of the Securities Act or any state securities or blue sky laws, or any rule or regulation promulgated under the Securities Act or any state securities or blue sky laws, or any other law, applicable to the Company in connection with any such registration and shall reimburse each such Selling Holder or controlling person for any legal or other expenses reasonably incurred by such Selling Holder or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable to any Selling Holder or controlling person in any such event to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or omission made in such registration statement, preliminary prospectus, summary prospectus, prospectus, or amendment or supplement thereto, or any other document, in reliance upon and in conformity with written information furnished to the Company by any such Selling Holder or controlling person, specifically for use therein and the Company shall not be liable to any Selling Holder or controlling person to the extent any such loss, claim, damage or liability rises out of the Selling Holder's failure to comply with the provisions of
           SECTION 9.4. The indemnity provided for herein shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder or controlling person, and shall survive transfer of such securities by such Selling Holder.

      9.5.2. Upon the registration of the Conversion Shares and/or the Warrant Shares under the Securities Act pursuant to this Agreement, each Selling Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with such registration statement and agrees to indemnify and hold harmless the Company, its directors and each controlling person (within the meaning of the Securities Act) of the Company, if any, against any losses, claims, damages or liabilities, joint or several (or actions in respect thereof), to which the Company, or any director or controlling person may be subject under the Securities Act, under any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement (or alleged untrue statement) of any material fact contained in the registration statement under which the Registrable Securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any summary prospectus issued in connection with any securities being registered, or any amendment or supplement thereto, or any other document used to sell the securities (including an illegal prospectus), or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse the Company, any director and controlling person for any legal or other expenses reasonably incurred by such persons in connection with investigating or defending any such loss, claim, damage, liability or action; in each case, to the extent, and only to the extent, that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Selling Holder ; provided, however, that the Company shall not be liable to any Selling Holder or controlling person to the extent any such loss, claim, damage or liability rises out of the Selling Holder's failure to comply with the provisions of
           SECTION 9.4. The indemnity provided for herein shall survive transfer of such securities by said holder of Registrable Securities.


      9.5.3. If the indemnification provided for in SECTIONS 9.5.1 or 9.5.2 above is unavailable to an indemnified party in accordance with its terms in respect of any losses, claims, damages or liabilities referred to therein, then the indemnitor in lieu of indemnifying such indemnified party thereunder shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities, in such proportion as is appropriate to reflect the relative fault of the indemnitor on the one hand and of the indemnified parties on the other in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative fault of the indemnitor and of the indemnified parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnitor, or the indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.


      9.5.4. The Company and the other parties hereto agree that it would not be just and equitable if contribution pursuant to this SECTION 9.5 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities or actions in respect thereof referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of a fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. omission.


      9.5.5. Promptly after receipt by an indemnified party under SECTIONS 9.5.1 or 9.5.2 above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnitor under such paragraph, notify the indemnitor in writing of the commencement thereof; but the omission so to notify the indemnitor shall not relieve it from any liability which it may have to any indemnified party otherwise than under such SECTION or to the extent that it has not been prejudiced as a proximate result of such failure. In case any action shall be brought against any indemnified party, and it shall notify the indemnitor of the commencement thereof, the indemnitor shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof. Upon the assumption by the indemnitor of the defense of such action, the indemnitor shall not be liable to such indemnified party under this SECTION 9.3 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof.


   9.6.AMENDMENT, MODIFICATION OR WAIVER OF SECTION 9. Any term, covenant, agreement or condition of this SECTION 9 may, with the consent of the Company, be amended or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), if the Company shall have obtained the consent in writing of the holders of at least a majority in of the outstanding Registrable Securities, provided that without the written consent of the holders of a majority of the Conversion Shares then outstanding, no such waiver, modification, alteration or amendment shall be effective (a) which will adversely affect the rights of the Conversion Shares, or (b) which will change the percentage of holders of the Conversion Shares required to consent to any such amendment, modification or waiver of any of the provisions of this SECTION 9.


10.   INTERPRETATION OF AGREEMENT; DEFINITIONS.

   10.1. DEFINITIONS. Unless the context otherwise requires, the terms hereinafter set forth when used herein shall have the following meanings and the following definitions shall be equally applicable to both the singular and plural forms of any of the term herein defined:


      10.1.1. "AFFILIATE" means, with respect to any referenced Person, (i) any Person or entity directly or indirectly controlling or controlled by or under direct or indirect common control with such Person, (ii) any spouse or non-adult child (including by adoption) of such Person,
           (iii) any relative other than a spouse non-adult child (including by adoption), who has the same principal residence of any such Person,
           (iv) any trust in which any such Persons described in clause (i),
           (ii) or (iii) above has a beneficial interest and (v) any corporation, partnership, limited liability company or other organization of which any such Persons described in clause (i), (ii) or (iii) above, or any trust described in clause (iv) above collectively owns more than fifty percent (50%) of the equity of such entity.


      10.1.2. "ANCILLARY   AGREEMENTS"   means,   collectively,   the
           Registration   Rights Agreement, Standstill Agreement, Warrants and
           Notes.


      10.1.3. "APPLICABLE LAW" means with respect to any Person any Federal, state, local or foreign statute, law, code, ordinance, rule or regulation or any judgment, decree, rule or order of any court or governmental agency or authority applicable to such Person or any of its subsidiaries or any of their respective properties or assets.


      10.1.4. "ASSET SALE" means, with respect to the Company, any sale, lease, conveyance or other disposition of assets or rights, (including by way of merger or consolidation), of the Company not made in the ordinary course of business, which ordinary course includes disposition of obsolete or replaced equipment.


      10.1.5. "AVAILABLE CASH AMOUNT" means, (i) all amounts (determined as of the date of the Company's regularly prepared financial statements for the most recently ended calendar month) which the Company was able to borrow but has not borrowed under any loan agreement with the Senior Lender and any other loan facilities (other than purchase money financing arrangements for the purchase of equipment, whether by capital lease or otherwise) to which the Company is a party, plus
           (ii) all Cash on Hand.


      10.1.6. "BANKRUPTCY LAW" means Title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors.


      10.1.7. "BENEFICIALLY OWN" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule13d-3 under the Exchange Act as in effect on the date hereof. The terms "Beneficial Ownership" and "Beneficial Owner" have correlative meanings.

      10.1.8. "BOARD OF DIRECTORS" means the board of directors of the Company.


      10.1.9. "BYLAWS" means the bylaws of the Company as amended from time to time.


      10.1.10. "BUSINESS DAY" means any day other than a Saturday, Sunday, statutory holiday or other day on which banks in New York or California are authorized to close.


      10.1.11. "CAPITAL STOCK" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, partnership interests and other indicia of ownership of a business entity.


      10.1.12. "CASH ON HAND" means all cash and cash equivalents of the Company (as reflected in the Company's regularly prepared balance sheet for the most recently ended calendar month).


      10.1.13. "CERTIFICATE OF INCORPORATION" means the certificate of incorporation of the Company as may be amended from time to time.


      10.1.14. "CODE" means the Internal Revenue Code of 1986, as amended, and the regulations thereunder from time to time promulgated.


      10.1.15. "COMMISSION" or "SEC" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act.


      10.1.16. "COMMON STOCK" means the Common Stock, par value $0.01 per share, of the Company.


      10.1.17. "COMPANY" means the party named as such in the first paragraph of this Agreement, until a successor replaces such Person in accordance with the terms of this Agreement, and thereafter means such successor.


      10.1.18. "COMPANY DISCLOSURE LETTER" has the meaning set forth in Section 6.1.


      10.1.19. "CONVERSION DATE" shall be the date specified in the Conversion Notice, but will in any case occur on or before the 30th day after the Conversion Notice is delivered by the Note holder as provided in
            SECTION 7.3, or if such day is not a Business Day, the next Business Day thereafter.


      10.1.20. INTENTIONALLY OMITTED.


      10.1.21. "CONVERSION PRICE" shall mean $2.00 per share, subject to adjustment as set forth in SECTION 1.4.

      10.1.22. "CONVERSION SHARES" means any shares of Common Stock issued or issuable upon conversion of the Notes.


      10.1.23. "CREDIT AGREEMENT" shall have the meaning set forth in Section
            4.1.


      10.1.24. "DEBT" means Indebtedness specified in clauses (i) through (iii), inclusive, of the definition of "Indebtedness."


      10.1.25. "DEFAULT" means any event or condition, the occurrence of which would, with the lapse of time or the giving of notice, or both, constitute an Event of Default.


      10.1.26. "DERIVATIVE SECURITIES" means any subscriptions, options, conversion rights, exchange rights, warrants, or other agreements (oral or in writing), securities or commitments of any kind obligating the Company or any of its Subsidiaries to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any Equity Securities of the Company or any of its Subsidiaries.


      10.1.27. "DISQUALIFIED STOCK" means (a) in the case of the Company, any Equity Interest that, (i) either by its terms or the terms of any security into which it is convertible or for which it is exchangeable or otherwise is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (in whole or in part) prior to the final stated maturity of the Notes or is redeemable (in whole or in part) at the option of the holder thereof at any time prior to such final stated maturity or
            (ii) is convertible into or exchangeable at the option of the issuer thereof or any other person for debt securities or Disqualified Stock and (b) in the case of any other person, any Equity Interest other than Capital Stock issued to the Company or to a Wholly Owned Subsidiary of the Company.


      10.1.28. "DRAWDOWN CERTIFICATE" means a certificate executed by the President and Chief Operating Officer of the Company, showing in reasonable detail a calculation of the Available Cash Amount at the end of the calendar month ending prior to delivery of the Draw Down Certificate and certifying the occurrence of a Drawdown Condition.


      10.1.29. "DRAWDOWN CONDITION" occurs when and if the Available Cash Amount at the end of a calendar month ending prior to the Maturity Date is less than $100,000 or is projected in writing by the Company's Chief Operating Officer to be less than $100,000 at the end of the first calendar month ending after the delivery of such projection.


      10.1.30. "ENVIRONMENTAL LAWS" means any federal, state or local statute, code, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, writ, decree, injunction or other authorization and any amendments thereto, relating to:(i) emissions, discharges, release or threatened releases of pollutants, contaminants or hazardous or toxic materials or wastes into indoor or ambient air, surface water, ground water, publicly owned treatment works, septic systems or land; (ii) the treatment, storage, disposal, handling, manufacturing, transportation, or shipment of Hazardous Waste or hazardous and/or toxic wastes, material, substances, products or by-products as defined in the Comprehensive Environmental Response Compensation and Liability Act as amended by the Superfund Amendments and Reauthorization Act, as amended, 42 U.S.C. ss. 9601 et seq.; the Resource Conservation Recovery Act, as amended, 42 U.S.C. ss. 6901 et seq. and the Toxic Substances Control Act, as amended, 15 U.S.C. ss. 2601 et seq. as amended from time to time and corresponding state legislation and all regulations promulgated thereunder; or
            (iii) otherwise relating to the pollution or protection of health or the environment.


      10.1.31. "EQUITY INTERESTS" means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).


      10.1.32. "EQUITY SECURITIES" means any stock or similar security, transferrable shares, voting trust certificate or certificates of deposit for stock, or any security convertible, with or without consideration into such a security or carrying any warrant right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle or other option or privilege of buying such a security.


      10.1.33. "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder, as in effect from time to time.


      10.1.34. "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.


      10.1.35. "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board.


      10.1.36. "GOVERNMENTAL AUTHORITY" means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any multilateral authority or government authority, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, and any tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

      10.1.37. "HAZARDOUS MATERIALS" or "HAZARDOUS WASTE" means any chemical substance or material including, but not limited to wastes, petroleum and petroleum-derived substances, asbestos, urea formaldehyde foam insulation, transformer equipment containing dielectric fluid with levels of polychlorinated biphenyls, radon gas, radioactive materials or other pollutants or contaminants which have the characteristic of hazardous waste as set forth in or which are now or hereafter included or regulated by the Clean Water Act, 33 U.S.C. ss. 1251 ET SEQ.; the Clean Air Act, as amended, 42 U.S.C. ss. 7401, ET SEQ.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. ss. 1251 ET SEQ.; CERCLA; RCRA; and TSCA.


      10.1.38. "HEDGING OBLIGATIONS" means, with respect to any person, the obligations of such person under (i) interest or currency rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such person against fluctuations in interest rates or exchange rates.


      10.1.39. "INDEBTEDNESS" of any person means (without duplication) (i) all indebtedness of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such person to pay the deferred purchase price of property or services (other than trade payables on customary terms incurred in the ordinary course of business), (iv) all obligations, contingent or otherwise, of such person under bankers' acceptance, letter of credit facilities and letter of credit risk participation agreements and (v) all obligations of such person in respect of Hedging Obligations.


      10.1.40. "INTELLECTUAL PROPERTY" means all intellectual property rights including, but not limited to, patents, patent rights, trade secrets, know-how, trademarks, service marks, trade names, copyrights, licenses, proprietary processes and formulae, customer marketing information, data list software, broker producer lists and technology rights.


      10.1.41. "JUNIOR SECURITIES" means (a) Capital Stock of the Company and
            (b) any debt security of the Company subject to subordination provisions no less favorable to the holders of Senior Indebtedness than the provisions of SECTION 4 hereof.


      10.1.42. "KNOWLEDGE" means with respect to the Company or its Subsidiaries, the actual knowledge of the officers and directors of the Company or its Subsidiaries, respectively.


      10.1.43. "LICENSES" means all licenses, permits, franchises, authorizations and similar rights.

      10.1.44. "LIEN" means any mortgage, lien, security interest, encumbrance, charge, hypothecation, pledge, title retention agreement, adverse claim, right of occupation, any matter capable of registration against title, option, right of preemption, privilege, easement, judgment or imperfection of title of any nature whatsoever.


      10.1.45. "LIQUIDITY EVENT" means an underwritten offering or series of related offerings by the Company of Common Stock or any security convertible into Common Stock from which the Company receives gross proceeds of $5,000,000 or more.


      10.1.46. "MATERIAL ADVERSE EFFECT" means (i) a material adverse change in or effect with respect to the business, operations, assets, properties, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (provided, however, that the Company's divestiture or shutdown of Videssence, Inc. shall not be deemed to have had a Material Adverse Effect); or (ii) any impairment in any material respect of the Company's ability to perform any of its obligations or agreements hereunder or under the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby.


      10.1.47. "OPTION PLANS" mean collectively the Company's 1995 Stock Option Plan, 1997 Stock Incentive Plan and 1997 Directors' Stock Option Plan, each, as from time to time may be amended and restated effective.


      10.1.48. "OBLIGATIONS" means all the obligations of the Company to pay and perform their obligations under the Notes, together with all extensions, amendments, restatements, modifications, supplements and renewals thereof, when the same shall become due by acceleration or otherwise, and shall include, without limitation, any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding.


      10.1.49. "OVERDUE RATE" means the lesser of (a) the maximum interest rate permitted by law and (b) 15%.


      10.1.50. "PERSON" or "PERSON" means an individual, partnership, corporation, joint venture, association, joint stock company, trust or unincorporated organization, and a government or agency or political subdivision thereof, or any other entity.


      10.1.51. "PREFERRED STOCK" means the Series A Preferred Stock, par value $0.001 per share, of the Company.

      10.1.52. "PROCEEDING" means an action, claim, suit or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition).


      10.1.53. "REGISTRABLE SHARES" means the Warrant Shares issuable upon exercise of the Warrants and any Conversion Shares issued by the Company upon conversion of any of the Notes.


      10.1.54. "REGISTRATION EXPENSES" shall have the meaning set forth in
            SECTION 9.1.3.


      10.1.55. "SECURITIES" means the Notes, the Warrants, the Warrant Shares and any Conversion Shares.


      10.1.56. "SECURITIES ACT" means the Securities Act of 1933, as amended from time to time.


      10.1.57. "SELLING EXPENSES" shall have the meaning set forth in SECTION 9.1.3.


      10.1.58. "SENIOR INDEBTEDNESS" with respect to the Company means Indebtedness of the Company under the Credit Agreement (or any agreements relating to a new credit facility of the Company or a Subsidiary used solely to retire the Senior Indebtedness existing as of the date of this Agreement) and any premium, interest, fees or other amounts payable thereon or in connection therewith, including, without limitation, all loans, letters of credit, letter of credit guarantees and other extensions of credit under the Credit Agreement (or such other agreements), all commitment, facility and other fees payable under the Credit Agreement (or such other agreements) and all expenses, reimbursements, indemnities and other amounts payable by the Company under the Credit Agreement (or such other agreements), whether such Indebtedness, Debt, other indebtedness, obligations or liabilities now exist or may hereafter arise or be incurred.


      10.1.59. "SENIOR LENDER" has the meaning as set forth in SECTION 4.1 or the lender on any new credit facility described in the parenthetical in SECTION 10.1.58.


      10.1.60. "STANDSTILL AGREEMENT" has the meaning as set forth in SECTION 3.3.3.


      10.1.61. "SUBSIDIARY" or "SUBSIDIARIES" means the Company's Subsidiaries, Videssence, Inc., a California corporation, and Babylonian Productions, a California corporation.


      10.1.62. "TAX" OR "TAXES" means all taxes, including any interest, liabilities, fines, penalties or additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, income taxes (including, but not limited to, United

            States federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security, sales and use taxes, excise taxes, franchise taxes, gross or net receipts taxes, occupation taxes, real and personal property taxes, ad valorem taxes, stamp taxes, transfer taxes, capital taxes, import duties, withholding taxes, workers' compensation taxes, and other obligations of the same or of a similar nature.


      10.1.63. "TAX RETURN" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.


      10.1.64. "UNDERLYING COMMON STOCK" means (i) the Conversion Shares, (ii) the Warrant Shares to the extent the same are issued and outstanding, and (iii) any Common Stock issued or issuable (directly or indirectly) with respect to the securities described in clauses
            (i) and (ii) above as a result of a stock dividend, stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular shares of Underlying Common Stock, such shares shall cease to be within the definition of Underlying Common Stock only when they have been (A) transferred to a Person unaffiliated with any holder of Underlying Common Stock pursuant to an effective registration statement under the Securities Act, or (B) transferred to a Person unaffiliated with any holder of Underlying Common Stock pursuant to Rule 144 (or any similar provision then in force) of the rules and regulations of the Securities and Exchange Commission under the Securities Act. For the purposes of any determination of (i) outstanding Underlying Common Stock, (ii) the identity of all holders of Underlying Common Stock, or (iii) obtaining the consent or approval of or any waiver from the holders of the Underlying Common Stock, (x) all Notes then outstanding shall be deemed to have been converted and shall be voted on an "as-converted" basis and (y) all shares of Common Stock issuable upon exercise of the Warrants shall be deemed to have been purchased and voted on an "as purchased" basis.


      10.1.65. "VOTING POWER" means, with respect to any Voting Securities, the aggregate number of votes attributable to such Voting Securities that could generally be cast by the holders thereof for the election of directors (or similar managing persons) at the time of determination (assuming such election were then being held.


      10.1.66. "VOTING SECURITIES" means (i) with respect to the Company, the Equity Securities of the Company entitled to vote generally for the election of directors of the Company, and (ii) with respect to any other Person, any securities of or interests in such Person entitled to vote generally for the election of directors or any similar managing person of such Person.


      10.1.67.    "WARRANTS" shall have the meaning set forth in Section 1.2.2.

      10.1.68. "WARRANT SHARES" means the shares of Common Stock issuable upon exercise of the Warrants.


      10.1.69. "WHOLLY OWNED SUBSIDIARY" means, with respect to any person, a subsidiary all the Equity Interests of which (other than director's qualifying shares) is owned by such person or another Wholly Owned Subsidiary of such person.


11.   MISCELLANEOUS.


   11.1. GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED, INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO NEW YORK'S CONFLICT OF LAWS PROVISIONS ).


   11.2. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


   11.3. TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.


   11.4. NEGOTIATION OF AGREEMENT. Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.


   11.5. NOTE REGISTER. The Company shall cause to be kept at its principal office a register for the registration of the Notes, and the Company will register or transfer or cause to be registered or transferred, as hereinafter provided and under such reasonable regulations as it may prescribe, any Note issued pursuant to this Agreement.


   11.6. EXCHANGE OF NOTES. At any time and from time to time, upon not less than ten days' notice to that effect given by the holder of any Note initially delivered or of any Note substituted therefor pursuant to
         SECTION 1.3, this SECTION 11.6 or SECTION 11.7, and, upon surrender of such Note at its office, the Company will deliver in exchange therefor, without expense to the holder, Notes for the same aggregate principal amount as the then unpaid or unconverted, as the case may be, principal amount of the Note so surrendered, in the denomination of $1,000 or any amount in excess thereof as such holder shall specify, dated as of the date of issue, registered in the name of such Person or Persons as may be designated by such holder, and otherwise of the same form and tenor as the Notes so surrendered for exchange.


   11.7. LOSS, THEFT, ETC. OF NOTES. Upon receipt of evidence satisfactory to the Company of the loss, theft, mutilation or destruction of any Note, and in the case of any such loss, theft, or destruction upon delivery of a bond or indemnity in such form and amount as shall be reasonably satisfactory to the Company, or in the event of such mutilation upon surrender and cancellation of the Note, the Company will make and deliver without expense to the holder thereof, a new Note, of like tenor, in lieu of such lost, stolen, destroyed or mutilated Note. If you or any subsequent holder is the owner of any such lost, stolen or destroyed Note, then the affidavit of an authorized officer of such owner, setting forth the fact of loss, theft or destruction shall be accepted as satisfactory evidence thereof and no further indemnity shall be required as a condition to the execution and delivery of the new Note other than the written agreement of such owner to indemnify the Company.


   11.8. EXPENSES, STAMP AND OTHER TAXES. Unless the Initial Closing is not consummated, the Company agrees to pay directly all of your reasonable out-of-pocket expenses in connection with the preparation, execution and delivery of the Agreement, including but not limited to the reasonable charges and disbursements of your special counsel (if any), duplicating and printing costs and charges for shipping the Notes adequately insured to you at your home office or at such other place as you may designate, and all such expenses relating to any amendments, waivers or consents pursuant to the provisions of this Agreement (whether or not the same are actually executed and delivered), including, without limitation, any amendments, waivers or consents resulting from any work-out, restructuring or similar proceedings relating to the performance by the Company of their obligations under this Agreement and the Notes; provided, however, notwithstanding anything contained herein to the contrary, the total amount of your expenses incurred in connection with the negotiation and execution of this Agreement and the Ancillary Agreements (including all due diligence and other related activities) which the Company shall be obligated to pay shall not exceed the aggregate sum of $25,000. The Company also agrees that they will pay and save you harmless against any and all liability with respect to stamp and other taxes, if any, which may be payable or which may be determined to be payable in connection with the execution and delivery of this Agreement or the Notes, whether or not any Notes are then outstanding.


   11.9. NOTICES. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, or (ii) five (5) days after posting in the U.S. mail as registered mail or certified mail, return receipt requested, or (iii) delivered by telecopier and promptly CONFIRMED by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:


      If to the Company, to:


      NETTER DIGITAL ENTERTAINMENT, Inc.


      5125 Lankershim Boulevard North Hollywood, California 91601Attention:
Chief Financial Officer


      Phone No.: (818) 753-1990


      With a copy to:


            Ervin, Cohen & Jessup

            9401 Wilshire Blvd., 9th Floor

            Beverly Hills, CA

            ATTN:  Kenneth A. Luer, Esq.

            Phone No.:  (310) 281-6329

            Facsimile No.: (310) 859-2325



      If to you, to your address set forth below your signature.

      With a copy to:

            Troop Steuber Pasich Reddick & Tobey, LLP

            2029 Century Park East, 24th Floor

            Century City, CA 90067

            ATTN:  Murray Markiles, Esq.

            Phone No.: (310) 728-3233

            Facsimile No.:  (310) 728-2401

   11.10.EXCESS INTEREST. The Notes are expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the unpaid principal balance thereof or otherwise, shall the amount paid or agreed to be paid to any holder of a Note exceed the maximum legal rate permissible under any law which a court of competent jurisdiction may deem applicable thereto. If, for any circumstances whatsoever, fulfillment of any provision of a Note, at the time performance of such provision shall be due, shall involve transcending the maximum legal rate of interest prescribed by law which a court of competent jurisdiction may deem applicable thereto, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such maximum rate, and if from any circumstances any holder of a Note shall ever receive as interest an amount which would exceed said maximum legal rate, such amount which would be excessive interest shall be applied to the reduction of the unpaid principal balance due under such Note and not to the payment of interest; to the extent that such excessive amount exceeds the unpaid principal balance thereon, such holder shall refund it to Company. In determining whether excessive interest would be charged, to the extent permitted by applicable law all sums paid or agreed to be paid to a holder of Note for the use, forbearance, or detention of the indebtedness evidenced thereby outstanding from time to time shall be prorated, amortized, allocated and spread from the date of disbursement of the proceeds of such Note until payment in full of the unpaid principal sum so that the actual rate of interest on account of such indebtedness is uniform throughout the term thereof. This provision shall control every other provision of this Agreement and the Notes.


   11.11.SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms to the fullest extent permitted by law.


   11.12.FURTHER ASSURANCES. Each of the parties shall, without further consideration, use reasonable efforts to execute and deliver such additional documents and take such other action as the other parties, or any of them may reasonably request to carry out the intent of this Agreement and the transactions contemplated hereby.


   11.13.SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and all rights hereto shall inure to the benefit of the Company, their successors and permitted assigns, and shall be binding upon and all rights hereto shall inure to the benefit of the other parties hereto and their respective heirs, successors and permitted assigns.


   11.14.ENTIRE AGREEMENT. THIS AGREEMENT, TOGETHER WITH THE EXHIBITS AND
         COMPANY DISCLOSURE LETTER ATTACHED HERETO, EMBODIES THE ENTIRE AGREEMENT AND UNDERSTAND-

         ING OF THE PARTIES HERETO IN RESPECT OF THE ACTIONS AND TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.


   11.15.COUNTERPARTS. The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Agreement may be executed in any number of counterparts, each executed counterpart constituting an original but all together only one agreement.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned have caused this Purchase Agreement to be duly executed, as of the date first written above.



                                        NETTER DIGITAL ENTERTAINMENT, INC.,


                                        A DELAWARE CORPORATION

                                        By:  /S/  DOUGLAS NETTER
                                            -------------------------------
                                            Name: Douglas Netter
                                            Title: Chief Executive Officer

                                        AIB INVESTMENTS PTY LIMITED


                                        By:  /S/ NICHOLAS BAIN
                                            -------------------------------
                                            Name: Nicholas Bain
                                            Title: Director
                                            Address:    200 Park Avenue
                                                        44th Floor
                                                        New York, New York 10166

                                                                    FORM OF NOTE

                                                                       EXHIBIT A

                                                      TO NOTE PURCHASE AGREEMENT




            THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY STATE SECURITIES LAWS AND NO TRANSFER OF THESE SECURITIES MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR (B) PURSUANT TO AN EXEMPTION THEREFROM WITH RESPECT TO WHICH THE COMPANY MAY, UPON REQUEST, REQUIRE A SATISFACTORY OPINION OF COUNSEL FOR THE HOLDER THAT SUCH TRANSFER IS EXEMPT FROM THE REQUIREMENTS OF THE ACT. PAYMENT ON THIS NOTE IS SUBORDINATED TO THE CLAIMS OF SENIOR LENDERS PURSUANT TO THE TERMS OF A NOTE PURCHASE AGREEMENT OF EVEN DATE HEREWITH.



                      NETTER DIGITAL ENTERTAINMENT, INC.


                     Senior Convertible Subordinated Note


                                           Note Due 2000



            No. N-                                                      , 1999
                  ----                                  ----------------




            NETTER DIGITAL ENTERTAINMENT, INC., a Delaware corporation (the "COMPANY"), for value received, hereby, promises to pay to AIB Investments Pty Limited or registered assigns on the 29th day of March, 2002 (the "MATURITY DATE") the principal amount of _______________________ DOLLARS ($________)
without interest. The Company agrees to pay interest on overdue principal, if any, at the Overdue Rate per annum from the date such payment is due, whether by acceleration or otherwise, until paid.


            Both the principal hereof and interest hereon are payable at __________________________________, New York, New York, in coin or currency of the United States of America which at the time of payment shall be legal tender for the payment of public and private debts. If any amount of principal or interest, if any, on or in respect of this Note becomes due and payable on any date which is not a Business Day, such amount shall be payable on the next preceding Business Day.

            This Note is one of the Senior Subordinated Convertible Notes due 2000 of the Company in the aggregate principal amount of up to $1,000,000 issued or to be issued under and pursuant to the terms and provisions of the Note Agreement, dated as of March 29 , 1999 (the "NOTE AGREEMENT"), entered into by the Company with the holder hereof. Capitalized terms used but not otherwise defined herein have the meaning given thereto in the Note Agreement.

            This Note and the other Notes outstanding under the Note Agreement may be declared due prior to their expressed maturity dates and only in the events, on the terms and in the manner and amounts as provided in the Note Agreement. The Notes are not subject to prepayment or redemption at the option of the Company prior to their expressed maturity dates except on the terms and conditions set forth in the Note Agreement. This Note is convertible to Common Stock of the Company at the election of the Note holder subject to the limitations and on the terms and conditions set forth in the Note Agreement.

            This Note is registered on the books of the Company and is transferable only by surrender thereof at the principal office of the Company duly endorsed or accompanied by a written instrument or transfer duly executed by the registered holder of this Note or its attorney duly authorized in writing. Payment of or on account of principal and interest, if any, on this Note shall be made only to or upon the order in writing of the registered holder.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

            This Note and said Note Agreement are governed by and construed in accordance with the internal laws of New York, without regard to New York's conflict of law provisions.


                                             NETTER DIGITAL ENTERTAINMENT, INC.,
                                             A DELAWARE CORPORATION

                                             By:
                                                 -------------------------------
                                             Name:   Douglas Netter
                                                   -----------------------------
                                             Title: Chief Executive Officer



                                             By:
                                                 -------------------------------
                                             Name:  Chad Kalebic
                                                   -----------------------------
                                             Title: Chief Financial Officer

                                                                 FORM OF WARRANT

                                                                       EXHIBIT B

                                                      TO NOTE PURCHASE AGREEMENT

                                              FORM OF INVESTMENT LETTER FOR NOTE


                                                                       EXHIBIT C


                                                      TO NOTE PURCHASE AGREEMENT



            To:   NETTER DIGITAL ENTERTAINMENT, INC.


            In connection with the purchase by the undersigned of ___________ shares of the Common Stock (the "CONVERSION SHARES") of NETTER DIGITAL ENTERTAINMENT, Inc., a Delaware corporation (the "COMPANY"), upon conversion of that certain Senior Subordinated Convertible Note due 2002, dated as of March 29, 1999, and appended hereto, the undersigned hereby represents and warrants as follows:


            The Conversion Shares to be received by the undersigned upon conversion of the Note are being acquired for its own account or the account of its Affiliate (as defined in that certain Purchase Agreement between the Company and AIB Investments Pty Limited, dated as of March 29, 1999) and not with a view to resale or distribution of any part thereof, and the undersigned has (and its Affiliate has) no present intention of selling, granting any participation in, or otherwise distributing the same. The undersigned further represents that it does not (and such Affiliate does not) have any contract, undertaking, agreement or arrangement with any person (other than such Affiliate of the undersigned) to sell, transfer or grant participation to such person or to any third person, with respect to the Conversion Shares. The undersigned believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Stock.


            The undersigned understands that the Conversion Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in transactions not involving a public offering and that under such laws and applicable regulations such securities may be resold, assigned, transferred, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended (the "ACT"), only in certain limited circumstances. In this connection, the undersigned represents that it is familiar with Rule 144 promulgated under the Act, as presently in effect, and understands the resale limitations imposed thereby and by the Act. Further, the undersigned represents that it understands that the resale, assignment, transfer, hypothecation or other disposition of the Conversion Shares may require registration or qualification under applicable state securities laws unless an exemption is available.


            Without in any way limiting the representations set forth above, the undersigned agrees not to make any disposition of all or any portion of the Conversion Shares unless and until:


            There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or


            (i) The undersigned shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if requested, the undersigned shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company that such disposition will not require registration of such Shares under the Act. The Company will not require an opinion of counsel for sales made pursuant to Rule 144 except in unusual circumstances.


            The undersigned understands the instruments evidencing the Conversion Shares will bear the following legend (and the Company's transfer agent will be correspondingly instructed):


            THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT")OR ANY STATE SECURITIES LAWS AND NOTRANSFER OF THESE SECURITIES MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR (B) PURSUANT TO AN EXEMPTION THEREFROM WITH RESPECT TO WHICH THE COMPANY MAY, UPON REQUEST RECEIVE AN OPINION OF COUNSEL FOR THE HOLDER REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM THE REQUIREMENTS OF THE ACT.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

   Dated:                                     AIB INVESTMENTS PTY LIMITED
          --------------------

                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

                                           FORM OF INVESTMENT LETTER FOR WARRANT


                                                                       EXHIBIT D


                                                     TO NOTE PURCHASE  AGREEMENT



            To:   NETTER DIGITAL ENTERTAINMENT, INC.


            In connection with the purchase by the undersigned of ___________ shares of the Common Stock (the "WARRANT SHARES") of NETTER DIGITAL ENTERTAINMENT, Inc., a Delaware corporation (the "COMPANY"), upon exercise of that certain Warrant dated March 29, 1999, and appended hereto, the undersigned hereby represents and warrants as follows:


            The Warrant Shares to be received by the undersigned upon exercise of the Warrant are being acquired for its own account or the account of its Affiliate (as defined in that certain Note Purchase Agreement by and between the Company and AIB Investments Pty Limited, dated as of March 29, 1999) and not with a view to resale or distribution of any part thereof, and the undersigned has (and its Affiliate has) no present intention of selling, granting any participation in, or otherwise distributing the same except pursuant to an offering registered with the Securities Exchange Commission under the Securities Act of 1933 (the "ACT"). The undersigned further represents that it does not (and its Affiliate does not) have any contract, undertaking, agreement or arrangement with any person (other than such Affiliate of the undersigned) to sell, transfer or grant participation to such person or to any third person, with respect to the Warrant Shares. The undersigned believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Warrant Shares.


            The undersigned understands that the Warrant Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in transactions not involving a public offering and that under such laws and applicable regulations such securities may be resold, assigned, transferred, hypothecated or otherwise disposed of without registration under the Act, only in certain limited circumstances. In this connection, the undersigned represents that it is familiar with Rule 144 promulgated under the Act, as presently in effect, and understands the resale limitations imposed thereby and by the Act. Further, the undersigned represents that it understands that the resale, assignment, transfer, hypothecation or other disposition of the Conversion Shares may require registration or qualification under applicable state securities laws unless an exemption is available.


            Without in any way limiting the representations set forth above, the undersigned agrees not to make any disposition of all or any portion of the Conversion Shares unless and until:


            There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or


            (i) The undersigned shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if requested, the undersigned shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company that such disposition will not require registration of such Shares under the Act. The Company will not require an opinion of counsel for sales made pursuant to Rule 144 except in unusual circumstances.


            The undersigned understands the instruments evidencing the Conversion Shares will bear the following legend (and the Company's transfer agent will be correspondingly instructed):


            THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY STATE SECURITIES LAWS AND NO TRANSFER OF THESE SECURITIES MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE ACT, OR (B) PURSUANT TO AN EXEMPTION THEREFROM WITH RESPECT TO WHICH THE COMPANY MAY, UPON REQUEST, REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM THE REQUIREMENTS OF THE ACT.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Dated:                                       AIB INVESTMENTS_PTY_LIMITED



                                             Name:
                                                   -----------------------------

                                             Title:
                                                    ----------------------------

                                                                         OPINION


                                                                       EXHIBIT E


                                                      TO NOTE PURCHASE AGREEMENT

                                                            STANDSTILL AGREEMENT


                                                                       EXHIBIT F


                                                      TO NOTE PURCHASE AGREEMENT

                                               March 29, 1999






AIB Investments Pty Limited
Level 24, Gateway
1 Macquarie Place
Sydney, NSW, 2000
Australia

Gentlemen:

      In connection with your investment in Netter Digital Entertainment, Inc. (the "Company") pursuant to that certain that certain Purchase Agreement, dated as of March 29, 1999 by and between the Company and AIB Investments Pty., Limited. (the "Purchase Agreement") you agree as follows:

      1. For a period commencing on the date hereof and extending through the first to occur of (i) a Covenant Termination Event (as defined below), and (ii) the second anniversary of the date of this letter, you will not, nor will you permit any of your "affiliates" or "associates" (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly (except as provided in Paragraph 2 below) do any of the following:

            a. except as a result of a stock split, stock dividend or similar recapitalization by the Company, directly or indirectly acquire, offer to acquire, or agree to acquire by purchase, individually or by joining a partnership, limited partnership, syndicate or other "group" (as such term is used in Section 13(d)(3) of the Exchange Act, such term to have such meaning throughout this Agreement) (any such act, to "acquire"), any securities of the Company entitled to vote in the election of directors of the Company (collectively, "Voting Securities"), any securities directly or indirectly convertible into or exchangeable for Voting Securities, any direct or indirect rights, warrants or options to acquire any Voting Securities or any right to vote any Voting Securities if, immediately after such acquisition, you and your affiliates and associates collectively would "beneficially own" (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) in excess of 30% of the fully diluted voting power of the Company's outstanding Voting Securities.

            b. For purposes of this letter, "Covenant Termination Event" means any sale or other disposition of Voting Securities of the Company by Douglas Netter if, after such sale or other disposition, Douglas Netter and his affiliates and associates would beneficially own in the aggregate less than 20% of the fully diluted voting power of the Company's outstanding Voting Securities.

      2. Notwithstanding the provisions of paragraph 1 above to the contrary, you and your affiliates and associates may purchase or otherwise acquire beneficial ownership of any Voting Securities if (i) you and/or your affiliates or associates are specifically invited or permitted in writing to do so by the Board of Directors of the Company, or (ii) such Voting Securities are acquired from Douglas Netter and/or his affiliates or associates. For purposes of this letter, any Voting Securities acquired by you from Douglas Netter and/or his affiliates and associates will be disregarded and excluded from any determination of the percentage of the fully diluted voting power of the Company's outstanding Voting Securities beneficially owned by you and your affiliates and associates.

      3. For purposes of this letter, all calculations of the fully diluted outstanding Voting Securities shall assume the conversion or exchange of all outstanding securities convertible into or exchangeable for Voting Securities and the exercise of all outstanding rights, warrants and options to purchase Voting Securities regardless of whether such rights of conversion, exchange or purchase are then exercisable.

      4. This letter shall be governed and construed in accordance with the internal, substantive laws of the State of New York without regard to conflict of laws principles. No failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any such right, power or privilege. This letter shall be binding upon, and inure to the benefit of each of the parties hereto and their respective successors and assigns. In addition to all other rights and remedies which either party hereto may have hereunder, at law, in equity, by statute or otherwise, the prevailing party in any litigation to enforce the provisions of this letter shall be entitled to recover attorneys' fees and expenses and court costs. This letter may be modified only by an agreement in writing signed by all parties hereto. This letter constitutes the final agreement of the parties concerning the matters herein and supersedes all prior and contemporaneous agreements and understandings, whether oral or written, between them respecting the subject matter hereof. If any of the provisions of this letter are determined to be illegal, invalid or otherwise unenforceable, in whole or in part, they shall be deemed severable from, and shall in no way affect the validity or enforceability of, the remaining provisions of this letter.

      5. You hereby recognize, acknowledge and agree that the agreements and undertakings set forth herein relate to matters that are of a special, unique and extraordinary character which gives them a peculiar and special value impossible of replacement, and for the breach of which the non-breaching party cannot reasonably or adequately be compensated in damages, and that any breach by you of any of the terms or provisions hereof will cause the Company irreparable injury and harm. Therefore you hereby agree that, in addition to any and all rights and remedies which the Company may have at law, in equity, by statute or otherwise, the Company shall be entitled to injunctive or other equitable relief to prevent the continuing breach by you of each and all of the terms and provisions hereof or to otherwise secure the enforcement of each and all of the terms and provisions hereof.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      Please acknowledge your agreement to the foregoing by countersigning this letter and the enclosed copy in the space provided below and returning the executed copy to us.


                                              Very truly yours,

                                              NETTER DIGITAL ENTERTAINMENT, INC.



                                              By:
                                                   -----------------------------
                                              Its:
                                                   -----------------------------


Received and consented to
the ____ day of __________, 1999


AIB Investments Pty, Limited

By:
    ------------------------------

Its:
    ------------------------------

                                                                       EXHIBIT B


THIS WARRANT AND THE SHARES OF CAPITAL STOCK PURCHASABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR STATE SECURITIES LAWS AND NO TRANSFER OF THESE SECURITIES MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SAID ACT, OR (B) PURSUANT TO AN EXEMPTION THEREFROM WITH RESPECT TO WHICH THE COMPANY MAY, UPON REQUEST, REQUIRE AN OPINION OF COUNSEL FOR THE HOLDER REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM THE REQUIREMENTS OF THE ACT.

                                                                 March 29, 1999

                       NETTER DIGITAL ENTERTAINMENT, INC.

                          COMMON STOCK PURCHASE WARRANT

               Warrant to Purchase 750,000 Shares of Common Stock

                             Expiring March 29, 2004

               THIS CERTIFIES THAT, for value received AIB Investments Pty Limited, an Australian corporation, or its permitted successors or assigns (collectively, the "WARRANT HOLDER"), at any time and from time to time on any Business Day on or prior to 5:00 p.m., Pacific Time, on the Expiration Date (as below defined) is entitled to subscribe for and purchase from Netter Digital Entertainment, Inc., a Delaware corporation (the "Company"), up to 750,000 shares of Common Stock at a price per share equal to the Exercise Price; PROVIDED that the number of shares of Common Stock issuable upon any exercise of this Warrant and the Exercise Price shall be adjusted and readjusted from time to time in accordance with SECTION 5.

               1.      CERTAIN DEFINITIONS.

               The following terms, as used herein, have the following meanings:

                       1.1.    "ADDITIONAL STOCK" has the meaning set forth in
SECTION 5.3.

                       1.2. "AFFILIATE" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person.

                       1.3. "BUSINESS DAY" means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized by law to close.

                       1.4. "CERTIFICATE" means the Company's Certificate of Incorporation, dated September 5, 1995, as in effect on the date hereof.

                       1.5. "CLOSING PRICE" means, for any trading day with respect to each share of Common Stock, (a) the last reported sale price on such day on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if no such reported sale takes place on any such day, the average of the closing bid and asked prices thereon, as reported in THE WALL STREET JOURNAL, or (b) if such Common Stock shall not be listed or admitted to trading on a national securities exchange, the last reported sales price on the NASDAQ National Market System or, if no such reported sale takes place on any such day, the average of the closing bid and asked prices thereon, as reported in THE WALL STREET JOURNAL, or (c) if such Common Stock shall not be quoted on such National Market System nor listed or admitted to trading on a national securities exchange, then the average of the closing bid and asked prices, as reported by THE WALL STREET JOURNAL for the over-the-counter market or, if not so reported by THE WALL STREET JOURNAL, as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose., or (d) if there is no public market for such Common Stock the fair market value of a share of such Common Stock as determined in good faith by the Board of Directors of the Company; PROVIDED that if CLAUSE (a), (b), OR (c) applies and no price is reported in THE WALL STREET JOURNAL for any trading day, then the price reported in THE WALL STREET JOURNAL for the most recent prior trading day shall be deemed to be the price reported for such trading day.

                       1.6. "COMMISSION" means the Securities and Exchange Commission or any other Federal agency administering the Securities Act at the time.

                       1.7. "COMMON STOCK" means the Company's currently authorized Common Stock, par value $0.01 per share and stock of any other class or other consideration into which such currently authorized Common Stock may hereafter have been changed.

                       1.8. "DRAWDOWN NOTE" or "NOTE" shall have the meaning set forth in the Note Purchase Agreement.

                       1.9. "EXCHANGE ACT" means the Securities Exchange Act of 1934, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include a reference to the comparable section, if any, of any such successor Federal statute.

                       1.10. "EXERCISE PRICE" means $2.50 per share, as adjusted from time to time pursuant to SECTION 5. The Warrant Holder acknowledges that as of the Issue Date, the Exercise Price is significantly in excess of the fair market value of the Common Stock.

                       1.11. "EXPIRATION DATE" means 5:00 p.m. Eastern time, on the fifth anniversary of the Issue Date.

                       1.12.   "ISSUE DATE" means March 29, 1999.

                       1.13. "NOTE PURCHASE AGREEMENT" means that certain Purchase Agreement, dated as of March 29, 1999 by and between the Company and AIB Investments Pty Limited.

                       1.14. "PERSON" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                       1.15. "SECURITIES ACT" means the Securities Act of 1933, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Act shall include a reference to the comparable section, if any, of any such successor Federal statute.

                       1.16. "WARRANT SHARES" means such number of shares of Common Stock issuable upon exercise of this Warrant as is equal to 318,750 shares, plus the number of shares equal to (x) the product of (i) . 75 multiplied by (ii) the aggregate principal amount of all Drawdown Notes purchased by the Warrant Holder, pursuant to the Note Purchase Agreement as of the date of exercise, but in no event in excess of 750,000 shares of Common Stock, as adjusted from time to time pursuant to SECTION 5, or any portion thereof.


               2.      EXERCISE OF WARRANT.

               The Warrant Holder may exercise this Warrant in whole or in part, at any time or from time to time on any Business Day on or prior to the Expiration Date, by delivering to the Company this Warrant and a duly completed and executed notice (a "NOTICE OF EXERCISE") in the form of ANNEX A hereto and by payment to the Company of the Exercise Price per Warrant Share, at the election of the Warrant Holder, either (a) by wire transfer of immediately available funds to the account of the Company in an amount equal to the product of (i) the Exercise Price times (ii) the number of Warrant Shares as to which this Warrant is being exercised or (b) having the Company withhold shares of Common Stock issuable upon such exercise of the Warrant equal in value to the aggregate Exercise Price as to which the Warrant is so exercised based on the Closing Price of the Common Stock on the trading day immediately prior to the date on which this Warrant and the Notice of Exercise are delivered to the Company. The Company may, in its discretion, condition any exercise of this Warrant on the Warrant Holder's delivery to the Company of a duly executed Investment Letter in the form attached hereto as ANNEX C.

               As soon as practicable but not later than five Business Days after the Company shall have received such Notice of Exercise and payment in the manner provided in this SECTION 2, the Company shall execute and deliver or cause to be executed and delivered, in accordance with such Notice of Exercise, a certificate or certificates representing the number of shares of Warrant Shares specified in such Notice of Exercise (net of any shares withheld in payment of the Exercise Price), issued in the name of the Warrant Holder or, subject to compliance with Section 7 and the payment of any applicable transfer taxes, in such other name or names of any Person or Persons designated in such Notice of Exercise. This Warrant shall be deemed to have been exercised and such share certificate or certificates shall be deemed to have been issued, and such Warrant Holder or other Person or Persons designated in such Notice of Exercise shall be deemed for all purposes to have become a holder of record of the Warrant Shares, as of the close of business on the date that such Notice of Exercise and payment shall have been received by the Company.

               The Warrant Holder shall surrender this Warrant Certificate to the Company when it delivers the Notice of Exercise, and in the event of a partial exercise of the Warrant, the Company shall execute and deliver to the Warrant Holder, at the time the Company delivers the share certificate or certificates issued pursuant to such Notice of Exercise, a new Warrant Certificate for the unexercised portion of the Warrant, but in all other respects identical to this Warrant Certificate.

               Each certificate for Warrant Shares issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered under the Securities Act, shall bear the following legend (in addition to any legend required by any state securities laws):

               THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE
               SECURITIES ACT OF 1933 (THE "ACT") OR ANY STATE
               SECURITIES LAWS AND NO TRANSFER OF THESE SECURITIES
               MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE
               REGISTRATION STATEMENT FILED UNDER THE ACT, OR (B)
               PURSUANT TO AN EXEMPTION THEREFROM WITH RESPECT TO
               WHICH THE COMPANY MAY, UPON REQUEST, REQUIRE AN
               OPINION OF COUNSEL FOR THE HOLDER REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM THE REQUIREMENTS OF THE ACT.

Any certificate for Warrant Shares issued at any time in exchange or substitution for any certificate bearing such legend (unless at that time such Warrant Shares are registered under the Securities Act) shall also bear such legend unless, in the written opinion of counsel selected by the holder of such certificate, which counsel and opinion shall be reasonably acceptable to the Company, the Warrant Shares represented thereby need no longer be subject to restrictions on resale under the Securities Act. The Company is authorized to notify its transfer agent of the status of any securities bearing the foregoing legend(s) and to take such other action as shall be reasonable and proper to prevent any violation of the Securities Act or any state securities laws.

               The Company shall not be required to issue fractions of shares or scrip representing fractional shares upon an exercise of the Warrant. If any fraction of a share would, but for this restriction, be issuable upon an exercise of the Warrant, in lieu of delivering such fractional share, the Company shall pay to the Warrant Holder, in cash, an amount equal to the same fraction times the Closing Price on the trading day immediately prior to the date of such exercise.

               The Company shall pay all expenses, taxes, excluding income taxes, and other charges payable in connection with the preparation, issuance and delivery of certificates for the Warrant Shares , except that if the certificates for the Warrant Shares or any new Warrant certificates are to be registered in a name or names other than the name of the Warrant Holder, funds sufficient to pay all transfer taxes payable as a result of such transfer shall be paid by the Warrant Holder at the time of its delivery of the Notice of Exercise or promptly upon receipt of a written request by the Company for payment.

               3.      INVESTMENT REPRESENTATION.

               By accepting the Warrant, the Warrant Holder represents that it is acquiring the Warrant for its own account or the account of an Affiliate for investment purposes and not with the view to any sale or distribution, and that the Warrant Holder will not offer, sell or otherwise dispose of the Warrant or the Warrant Shares except under circumstances as will not result in a violation of applicable securities laws.

               4.      VALIDITY OF WARRANT AND ISSUANCE OF SHARES.

               The Company represents and warrants that this Warrant has been duly authorized and is validly issued.

               The Company further represents and warrants that on the date hereof it has duly authorized and reserved, and the Company hereby agrees that it will at all times until the Expiration Date have duly authorized and reserved, such number of shares of Common Stock as will be sufficient to permit the exercise in full of the Warrant, and that all such shares are and will be duly authorized and, when issued upon exercise of the Warrant in accordance with the provisions of Section 2, will be validly issued, fully paid and non-assessable, and free and clear of all security interests, claims, liens, equities and other encumbrances (other than liens or charges created by or imposed upon the Warrant Holder or taxes in respect of any transfer of the Warrant or the Warrant Shares).

               5.      ANTIDILUTION PROVISIONS.

        The Exercise Price shall be subject to adjustment from time to time as follows:

                       5.1.    ADDITIONAL ISSUANCES.

                               5.1.1. If the Company shall issue, after the
Issue Date of this Warrant, any Additional Stock without consideration or for a consideration per share less than the Exercise Price in effect immediately prior to the issuance of such Additional Stock, the Exercise Price of this Warrant in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this SECTION 5.1) be adjusted to a price determined by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to SECTION 5.1.5.1 or 5.1.5.2) plus the number of shares of Common Stock that the aggregate consideration received by the Company for such issuance would purchase at such Exercise Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to SECTION 5.1.5.1 or 5.1.5.2) plus the number of shares of such Additional Stock.

                       5.1.2. No adjustment of the Exercise Price shall be made in an amount less than one cent per share; PROVIDED that any adjustments that are not required to be made by reason of this sentence shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amounts so carried forward, shall aggregate one cent per share. Except to the limited extent provided for in SECTIONS 5.1.5.3 and 5.1.5.4 below, no adjustment of such Exercise Price pursuant to this SECTION 5.1 shall have the effect of increasing the Exercise Price above the Exercise Price in effect immediately prior to such adjustment. In addition, no adjustment of the Exercise Price pursuant to this
SECTION 5.1 shall have the effect of decreasing the Exercise Price below $1.525 per Warrant Share (the "Floor Price"). The Floor Price shall be equitably adjusted in the case of the occurrence of any transactions described in SECTION
5.4 below.

                       5.1.3. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

                       5.1.4. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Company's Board of Directors; PROVIDED that if the Company's Common Stock is publicly traded at the time of such issuance, such fair value as determined by the Board shall not exceed the Closing Price of the shares of Common Stock being issued as of the date of issuance thereof.

                       5.1.5. In the case of the issuance on or after the Issue Date of this Warrant of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this SECTION 5.1.5 and SECTION 5.3:

                               5.1.5.1.  The aggregate maximum number of shares
of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in SECTIONS 5.1.3 and 5.1.4), if any, received by the Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

                               5.1.5.2.  The aggregate maximum number of shares
of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Company (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof (the consideration in each case to be determined in the manner provided in SECTIONS 5.1.3 and 5.1.4) .

                               5.1.5.3.  In the event of any change in the
number of shares of Common Stock deliverable or in the consideration payable to the Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof (unless such options or rights or convertible or exchangeable securities were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of
SECTION 5.1.1), the Exercise Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

                               5.1.5.4.  Upon the expiration or cancellation of
any such options or rights, the termination of any such rights to convert or exchange or the expiration or cancellation of any options or rights related to such convertible or exchangeable securities, the Exercise Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities (unless such options or rights were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of SECTION

5.1.1, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such convertible or exchangeable securities and the subsequent conversion or exchange thereof.

                               5.1.5.5.  The number of shares of Common Stock
deemed issued and the consideration deemed paid therefor pursuant to SECTIONS
5.1.5.1 and 5.1.5.2 shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either SECTION 5.1.5.3 or 5.1.5.4.

                               5.1.5.6.  If the Exercise Price and the number of
Warrant Shares issuable upon exercise of this Warrant shall have been adjusted with respect to shares of Common Stock deemed issued pursuant to SECTIONS
5.1.5.1 and 5.1.5.2, then no further adjustment of the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant shall be made for the actual issuance of the shares of Common Stock deemed issued pursuant to SECTIONS 5.1.5.1 and 5.1.5.2.

                       5.2. ADJUSTMENT OF NUMBER OF SHARES. Upon each adjustment of the Exercise Price as provided in SECTION 5.1, the Holder shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares (calculated to the nearest tenth of a share) obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

                       5.3. DEFINITION. "ADDITIONAL STOCK" means any shares of Common Stock issued (or deemed to have been issued pursuant to SECTION 5.1.5) by the Company after the Issue Date other than (A) Common Stock issued pursuant to a transaction described in SECTION 5.4.1 hereof; (B) up to a maximum of 546,550 shares of Common Stock (or securities exercisable or convertible into Common Stock) issuable or issued to employees, consultants, directors or vendors (if in transactions with primarily non-financing purposes) of the Company directly or pursuant to a stock option plan or restricted stock plan approved by the Board of Directors of the Company; (C) securities issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding or deemed outstanding on the Issue Date of this Warrant; and (D) the Notes, the Conversion Shares (as such terms are defined in the Note Purchase Agreement), the Warrants and the Warrant Shares.

                       5.4.    COMMON STOCK REORGANIZATIONS.

                               5.4.1.    If the Company shall (1) declare a
dividend or make a distribution on its Common Stock in shares of Common Stock,
(2) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (3) combine or reclassify the outstanding Common Stock into a smaller number of shares, the number of Warrant Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder after such date shall be entitled to purchase the number of shares of Common Stock which such holder would have owned or been entitled to receive after such date had this Warrant been exercised immediately prior to such date. In such event the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (i) the product of (a) the number of Warrant Shares issuable upon the exercise of this Warrant before such adjustment and (b) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (ii) the new number of Warrant Shares issuable upon exercise of the Warrant determined pursuant to the immediately preceding sentence. Successive adjustments in the Exercise Price shall be made whenever any event specified above shall occur. In the case of any adjustment made pursuant to this SECTION 5.4 as of the record date for any dividend or distribution, if such dividend is not paid or such distribution is not made, the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant, as then in effect, shall be readjusted, effective as of the date when the Board of Directors determines not to pay such dividend or make such distribution, as the case may be, to the Exercise Price that would then be in effect and the number of Warrant Shares that would then be issuable upon exercise of this Warrant if such record date had not been fixed.

                               5.4.2.    INTENTIONALLY OMITTED.

                       5.5. OTHER DISTRIBUTIONS. In case the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock (i) of shares of any class other than its Common Stock or (ii) of evidence of indebtedness of the Company or (iii) of assets (excluding ordinary cash dividends, and dividends or distributions referred to in SECTION 5.4), or (iv) of rights or warrants (excluding those referred to in SECTION 5.4), in each such case the Exercise Price in effect immediately prior thereto shall be reduced immediately thereafter to the price determined by dividing (x) an amount equal to the difference resulting from (1) the number of shares of Common Stock outstanding on such record date multiplied by the Exercise Price per share on such record date, less (2) the fair market value (as reasonably determined by the Board of Directors) of said shares or evidences of indebtedness or assets or rights or warrants to be so distributed, by (y) the number of shares of Common Stock outstanding on such record date; such adjustment shall be made successively whenever such a record date is fixed. Upon each such adjustment of the Exercise Price, the Holder shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares (calculated to the nearest tenth of a share) obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. If such distribution is not so made, the Exercise Price then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights or warrants, as the case may be, to the Exercise Price that would then be in effect if such record date had not been fixed.

                               5.6.       RECAPITALIZATIONS. If at any time or
from time to time there shall be a recapitalization of the Common Stock (other than a subdivision or combination provided for elsewhere in this SECTION 5) provision shall be made so that the holders of the Warrants shall thereafter be entitled to receive upon exercise thereof the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of the Warrant Shares would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this SECTION 5 with respect to the rights of the holders of the Warrants after the recapitalization to the end that the provisions of this SECTION 5 (including adjustment of the Exercise Price then in effect and the number of shares purchasable upon exercise) shall be applicable after that event as nearly equivalent as may be practicable.

                               5.7.      NO IMPAIRMENT. The Company will not,
by amendment of its Certificate or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this SECTION 5 and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the holders of the Warrants set forth herein against impairment.

                               5.8.      NO FRACTIONAL SHARES AND CERTIFICATE AS
TO ADJUSTMENTS.

                                         5.8.1. No fractional shares shall be
issued upon exercise of the Warrants, and the number of Warrant Shares to be issued shall be rounded, up or down, as the case may be, to the nearest whole share.

                                         5.8.2. Upon the occurrence of each
adjustment or readjustment of the Warrant Price pursuant to this SECTION 5, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the holders of the Warrants a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, the Exercise Price and the number of Warrant Shares and the amount, if any, of other property that at the time would be received upon the exercise of the Warrants after such adjustment.

                               5.9.      NOTICES OF RECORD DATE OR
RECAPITALIZATION. If the Company shall propose to take any action of the type described in this SECTION 5 (but only if the action of the type described in this SECTION 5 would result in an adjustment in the Exercise Price or the number of Warrant Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall give notice to the Warrantholder, in the manner set forth in
SECTION 11), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least 20 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action, PROVIDED, HOWEVER, that all of the Warrant Holder's rights and remedies arising from any failure to give such notice or any defect therein shall be preserved.

                       6.      REGISTRATION OF WARRANT SHARES.

                       Neither the Warrant nor the Warrant Shares have been registered with the Commission under the Securities Act or qualified for sale pursuant to any state blue sky law, and neither may be sold or transferred without such registration or qualification, except pursuant to an exemption therefrom. No rights shall be hereby granted which are in violation of applicable securities laws or regulations. The holder of this Warrant has all the benefits with respect to registration of the Warrant Shares set forth in the Note Purchase Agreement.

                       7.      TRANSFER OF WARRANT.

                       The Warrant Holder agrees not to make any disposition of all or any portion of this Warrant or the Warrant Shares unless and until: (i) there is then in effect a registration statement under the Securities Act covering such proposed disposition (and such disposition is registered or qualified under all applicable state securities laws) and such disposition is made in accordance with such registration statement and all requirements of applicable federal and state securities laws; or

                       (ii) (A) the Warrant Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (B) if requested by the Company, the Warrant Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration or qualification under the Securities Act or any state securities laws.

                       In the discretion of the Company, the Company may condition any transfer of all or any portion of this Warrant or Shares (other than a disposition satisfying the conditions set forth in clause (i) above) upon the transferee's delivery to the Company of an Investment Letter in the form attached hereto as ANNEX C. The Warrant Holder upon transfer of the Warrant must deliver to the Company a duly executed Warrant Assignment in the form of ANNEX B hereto, with funds sufficient to pay any transfer tax imposed in connection with such assignment (if any) and upon surrender of this Warrant Certificate to the Company. The Company shall execute and deliver a new Warrant Certificate or Certificates in the form of this Warrant Certificate with appropriate changes to reflect such Assignment, in the name or names of the assignee or assignees specified in the fully executed Warrant Assignment or other instrument of assignment and, if the Warrant Holder's entire interest is not being transferred or assigned, in the name of the Warrant Holder, and this Warrant Certificate shall promptly be cancelled. Any transfer or exchange of this Warrant Certificate shall be without charge to the Warrant Holder (except as provided above with respect to income and transfer taxes, if any) and any new Warrant Certificate or Certificates issued shall be dated the date hereof. The terms "WARRANT" and "WARRANT Holder" as used herein include all Warrants into which this Warrant (or any successor Warrant) may be exchanged or issued in connection with the transfer or assignment of this Warrant any successor Warrant) and the holders of those Warrants, respectively.

                       8.      REPORTING RULE 144.

                       The Company hereby agrees that it will file any reports required to be filed by it under the Securities Act, the Exchange Act or the rules and regulations adopted by the Commission thereunder and that it will use all reasonable efforts to cooperate with each Warrant Holder and each holder of Warrant Shares, at such Warrant Holder's or Warrant Share Holder's expense, as the case may be, in supplying such information concerning the Company as may be necessary for such Warrant Holder or Warrant Share Holder to complete and file any information reporting forms currently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Warrants or Warrant Shares. The Company also agrees that it will take such further action, and supply such information (including the information specified by Rule 144A(d) (4) under the Securities
Act) as any Warrant Holder may reasonably request to the extent required from time to time to enable the Warrant Holder to sell Warrant Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or 144A under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of the Warrant Holder, the Company will deliver to the Warrant Holder a written statement as to whether it has complied with such reporting requirements.

                       Any other provision of this Warrant notwithstanding, the Company shall not be obligated under any circumstances to cause this Warrant to be listed or quoted on NASDAQ National Market System, any national securities exchange or any other trading system or market, or to be registered under the Securities Act.

                       9.      LOST, MUTILATED OR MISSING WARRANT CERTIFICATES.

                       Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of any Warrant Certificate, and, in the case of loss, theft or destruction, upon receipt of indemnification satisfactory to the Company, or, in the case of mutilation, upon surrender and cancellation of the mutilated Warrant Certificate, the Company shall execute and deliver a new Warrant Certificate of like tenor and representing the right to purchase the same aggregate number of Warrant Shares. The recipient of any such Warrant Certificate shall reimburse the Company for all reasonable expenses incidental to the replacement of such lost, mutilated or missing Warrant Certificate.

                       10.     SUCCESSORS AND ASSIGNS.

                       Subject to the restrictions on transfer set forth in
Section 7, all the provisions of this Warrant by or for the benefit of the Company or the Warrant Holder shall bind and inure to the benefit of their respective successors and assigns.

                       11.     NOTICES.

                       Any notice or other communication hereunder shall be in writing and shall be sufficient if sent by first-class mail or courier, postage prepaid, and addressed as follows: (a) if to the Company, addressed to Netter Digital Entertainment, Inc., 5125 Lankershim Blvd., California 91601; (b) if to the Warrant Holder addressed to it at AIB Investments Pty Limited, Level 24, Gateway, 1 Macquarie Place, Sydney, NSW, 2000, Australia; and (c) if to any party, addressed to such address as such party may hereafter specify to the Company, in the case of any communication to be provided by the Company, or to each Warrant Holder, in the case of any communication to be provided by the Warrant Holder, for the purpose of notice hereunder. All notices hereunder shall be effective (a) on the day on which delivered if delivered personally or transmitted by telex or telegram or telecopier with evidence of receipt, (b) one Business Day after the date on which the same is delivered to a nationally recognized overnight courier service with evidence of receipt, or (c) five Business Days after the date on which the same is deposited, postage prepaid, in the U.S. mail, sent by certified or registered mail, return receipt requested.

                       12.     MISCELLANEOUS.

                               12.1.     The Warrant shall not entitle the
Warrant Holder, prior to the exercise of the Warrant, to any rights as a shareholder of the Company other than as provided in SECTION 5.5.

                               12.2.     The Company shall pay all reasonable
expenses of the Warrant Holder, including reasonable fees and disbursements of counsel, in connection with the preparation of the Warrant, any waiver or consent requested by the Company hereunder or any amendment or modification hereof.

                               12.3.     In case any one or more of the
provisions contained in this Warrant shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

                               12.4.     INTENTIONALLY OMITTED.

                               12.5.     THIS WARRANT SHALL BE CONSTRUED AND
ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT AS OTHERWISE REQUIRED BY MANDATORY PROVISIONS OF LAW.

                               12.6.     The Company (a) agrees that any legal
suit, action or proceeding arising out of or relating to this Warrant will be instituted exclusively in the state or federal courts located in the County of New York, New York, (b) waives any objection which the Company may have now or hereafter based upon FORUM NON CONVENIENS or to the venue of any such suit, action or proceeding, and (c) irrevocably consents to the jurisdiction of the state and federal courts located in the New York, in any such suit, action or proceeding. The Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the state and federal courts located in New York, and agrees that service of process upon the Company, mailed by certified mail to the Company's address, will be deemed in every respect effective service of process upon the Company, in any suit, action or proceeding. FURTHER, BOTH THE COMPANY AND THE WARRANT HOLDER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION TO ENFORCE THIS WARRANT.

                               12.7.     The section headings used herein are
for convenience of reference only and shall not be construed in any way to affect the interpretation of any provisions of the Warrant.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

               IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed its authorized officer and attested by its Secretary, all as of the day and year first above written.

                                              NETTER DIGITAL ENTERTAINMENT, INC.



                                              By:  /S/ DOUGLAS NETTER
                                                  ------------------------------
                                              Name:  Douglas Netter
                                                    ----------------------------
                                              Title: Chief Executive Officer


                                                                         Attest:

                                                      --------------------------
                                                                       Secretary

                                                                         ANNEX A


                           FORM OF NOTICE OF EXERCISE

                                                                          , 19
                                                          ----------------    --

To:  Netter Digital Entertainment, Inc.

               Reference is made to the Common Stock Purchase Warrant dated March 29, 1999. Terms defined therein are used herein as therein defined.

               The undersigned, pursuant to the provisions set forth in the Warrant, hereby irrevocably elects and agrees to purchase __________shares of Common Stock, and makes payment herewith in full therefor at the Exercise Price of $____________ in the following form:


------------------------------------------.


If said number of shares is less than all of the shares purchasable hereunder, the undersigned hereby requests that a new Warrant Certificate representing the remaining balance of the shares be registered in the name of _________________________________, whose address is


                      -------------------------------

                      -------------------------------

                      -------------------------------


               The undersigned hereby represents that it is exercising the Warrant for its own account or the account of an Affiliate for investment purposes and not with the view to any sale or distribution and that the Warrant Holder will not offer, sell or otherwise dispose of the Warrant or any underlying Warrant Shares in violation of applicable securities laws.




                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                             AIB INVESTMENTS PTY LIMITED



                                             By:
                                                 -------------------------------

                                             Name:
                                                   -----------------------------

                                             Title:

                                             Address: 200 Park Avenue
                                                      44th Floor
                                                      New York, New York 10166

                                                                         ANNEX B

                           FORM OF WARRANT ASSIGNMENT

               Reference is made to the Common Stock Purchase Warrant dated March 29, 1999, issued by Netter Digital Entertainment, Inc. Terms defined therein are used herein as therein defined.

               FOR VALUE RECEIVED___________________( the "ASSIGNOR") hereby sells, assigns and transfers all of the rights of the Assignor as set forth in the Common Stock Purchase Warrant dated ___________, 1999, with respect to the number of Warrant Shares covered thereby as set forth below, to the Assignee(s) as set forth below:

NAME (S) OF                                               NUMBER OF
ASSIGNEE (S)                 ADDRESS (ES)                 WARRANT SHARES
-----------                  -----------                  --------------

-------------------------    ----------------------       ----------------------

-------------------------    ----------------------       ----------------------

               All notices to be given by the Company to the Assignor as Warrant Holder shall be sent to the Assignee(s) at the above listed address(es), and, if the number of shares being hereby assigned is less than all of the shares covered by the Warrant held by the Assignor, then also to the Assignor.

               In accordance with SECTION 7 of the Warrant Certificate, the Assignor requests that the Company execute and deliver a new Warrant Certificate or Warrant Certificates in the name or names of the assignee or assignees, as is appropriate, or, if the number of shares being hereby assigned is less than all of the shares covered by the Warrant held by the Assignor, new Warrant Certificates in the name or names of the assignee or the assignees, as is appropriate, and in the name of the Assignor.

               The undersigned represents that the Assignee has represented to the Assignor that the Assignee is acquiring the Warrant for its own account or the account of an Affiliate for investment purposes and not with the view to any sale or distribution, and that the Assignee will not offer, sell or otherwise dispose of the Warrant or the Warrant Shares except under circumstances as will not result in a violation of applicable securities laws. The undersigned acknowledges that the shares of Common Stock issuable upon exercise of the Warrant are subject to the restrictions on transfer set forth in SECTION 7 of the Warrant and, by its signature below, agrees to be bound by and to comply with such restrictions.

Dated:                , 20
       ---------------    --

                                                   [NAME OF ASSIGNOR]

                                                   By:
                                                       -------------------------
                                                       Name:
                                                       Title:

                                                   [ADDRESS OF ASSIGNOR]

                                                                         ANNEX C

                            FORM OF INVESTMENT LETTER





                     To: NETTER DIGITAL ENTERTAINMENT, INC.

        In connection with the purchase by the undersigned of ___________ shares of the Common Stock (the "Warrant Shares") of NETTER DIGITAL ENTERTAINMENT, Inc., a Delaware corporation (the "Company"), upon exercise of that certain Warrant, dated as of __________, 1999, and appended hereto, the undersigned hereby represents and warrants as follows:

        The Warrant Shares to be received by the undersigned upon exercise of the Warrant are being acquired for its own account or the account of its Affiliate (as defined in that certain Purchase Agreement by and between the Company and AIB Investments Pty Limited, dated as of March 29, 1999) and not with a view to resale or distribution of any part thereof, and the undersigned has (and its Affiliate has) no present intention of selling, granting any participation in, or otherwise distributing the same. The undersigned further represents that it does not (and its Affiliate does not) have any contract, undertaking, agreement or arrangement with any person (other than such Affiliate of the undersigned) to sell, transfer or grant participation to such person or to any third person, with respect to the Warrant Shares. The undersigned believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Warrant Shares.

        The undersigned understands that the Warrant Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in transactions not involving a public offering and that under such laws and applicable regulations such securities may be resold, assigned, transferred, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended (the "Act"), only in certain limited circumstances. In this connection, the undersigned represents that it is familiar with Rule 144 promulgated under the Act, as presently in effect, and understands the resale limitations imposed thereby and by the Act. Further, the undersigned represents that it understands that the resale, assignment, transfer, hypothecation or other disposition of the Warrant Shares may require registration or qualification under applicable state securities laws unless an exemption is available.

        Without in any way limiting the representations set forth above, the undersigned agrees not to make any disposition of all or any portion of the Warrant Shares unless and until:

        There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(i) The undersigned shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if requested, the undersigned shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act. The Company will not require an opinion of counsel for sales made pursuant to Rule 144 except in unusual circumstances. The undersigned understands the instruments evidencing the Warrant Shares will bear the following legend (and the Company's transfer agent will be correspondingly instructed):

THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY STATE SECURITIES LAWS AND NO TRANSFER OF THESE SECURITIES MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR (B) PURSUANT TO AN EXEMPTION THEREFROM WITH RESPECT TO WHICH THE COMPANY MAY, UPON REQUEST, REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REQUIREMENTS OF THE ACT.


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



Dated:                                        AIB INVESTMENTS PTY LIMITED
       -----------------------

                                              Name:
                                                    ----------------------------
                                              Title:
                                                    ----------------------------

                                                                       EXHIBIT C

                                 March 29, 1999


AIB Investments Pty Limited
Level 24, Gateway
1 Macquarie Place
Sydney, NSW, 2000
Australia

Gentlemen:

      In connection with your investment in Netter Digital Entertainment, Inc. (the "COMPANY") pursuant to that certain that certain Purchase Agreement, dated as of March 29, 1999 by and between the Company and AIB Investments Pty., Limited. (the "PURCHASE AGREEMENT") you agree as follows:

      1. For a period commencing on the date hereof and extending through the first to occur of (i) a Covenant Termination Event (as defined below), and (ii) the second anniversary of the date of this letter, you will not, nor will you permit any of your "AFFILIATES" or "ASSOCIATES" (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")), directly or indirectly (except as provided in Paragraph 2 below) do any of the following:

            a. except as a result of a stock split, stock dividend or similar recapitalization by the Company, directly or indirectly acquire, offer to acquire, or agree to acquire by purchase, individually or by joining a partnership, limited partnership, syndicate or other "GROUP" (as such term is used in Section 13(d)(3) of the Exchange Act, such term to have such meaning throughout this Agreement) (any such act, to "ACQUIRE"), any securities of the Company entitled to vote in the election of directors of the Company (collectively,

                  "VOTING SECURITIES"), any securities directly or indirectly convertible into or exchangeable for Voting Securities, any direct or indirect rights, warrants or options to acquire any Voting Securities or any right to vote any Voting Securities if, immediately after such acquisition, you and your affiliates and associates collectively would "BENEFICIALLY OWN" (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) in excess of 30% of the fully diluted voting power of the Company's outstanding Voting Securities.

            b. For purposes of this letter, "COVENANT TERMINATION EVENT" means any sale or other disposition of Voting Securities of the Company by Douglas Netter if, after such sale or other disposition, Douglas Netter and his affiliates and associates would beneficially own in the aggregate less than 20% of the fully diluted voting power of the Company's outstanding Voting Securities.

      2. Notwithstanding the provisions of paragraph 1 above to the contrary, you and your affiliates and associates may purchase or otherwise acquire beneficial ownership of any Voting Securities if (i) you and/or your affiliates or associates are specifically invited or permitted in writing to do so by the Board of Directors of the Company, or (ii) such Voting Securities are acquired from Douglas Netter and/or his affiliates or associates. For purposes of this letter, any Voting Securities acquired by you from Douglas Netter and/or his affiliates and associates will be disregarded and excluded from any determination of the percentage of the fully diluted voting power of the Company's outstanding Voting Securities beneficially owned by you and your affiliates and associates

      3. For purposes of this letter, all calculations of the fully diluted outstanding Voting Securities shall assume the conversion or exchange of all outstanding securities convertible into or exchangeable for Voting Securities and the exercise of all outstanding rights, warrants and options to purchase Voting Securities regardless of whether such rights of conversion, exchange or purchase are then exercisable.

      4. This letter shall be governed and construed in accordance with the internal, substantive laws of the State of New York without regard to conflict of laws principles. No failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any such right, power or privilege. This letter shall be binding upon, and inure to the benefit of each of the parties hereto and their respective successors and assigns. In addition to all other rights and remedies which either party hereto may have hereunder, at law, in equity, by statute or otherwise, the prevailing party in any litigation to enforce the provisions of this letter shall be entitled to recover attorneys' fees and expenses and court costs. This letter may be modified only by an agreement in writing signed by all parties hereto. This letter constitutes the final agreement of the parties concerning the matters herein and supersedes all prior and contemporaneous agreements and understandings, whether oral or written, between them respecting the subject matter hereof. If any of the provisions of this letter are determined to be illegal, invalid or otherwise unenforceable, in whole or in part, they shall be deemed severable from, and shall in no way affect the validity or enforceability of, the remaining provisions of this letter.

      5. You hereby recognize, acknowledge and agree that the agreements and undertakings set forth herein relate to matters that are of a special, unique and extraordinary character which gives them a peculiar and special value impossible of replacement, and for the breach of which the non-breaching party cannot reasonably or adequately be compensated in damages, and that any breach by you of any of the terms or provisions hereof will cause the Company irreparable injury and harm. Therefore you hereby agree that, in addition to any and all rights and remedies which the Company may have at law, in equity, by statute or otherwise, the Company shall be entitled to injunctive or other equitable relief to prevent the continuing breach by you of each and all of the terms and provisions hereof or to otherwise secure the enforcement of each and all of the terms and provisions hereof.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      Please acknowledge your agreement to the foregoing by countersigning this letter and the enclosed copy in the space provided below and returning the executed copy to us.


                                    Very truly yours,

                                    NETTER DIGITAL ENTERTAINMENT, INC.


                                    By:   /S/ DOUGLAS NETTER
                                         ----------------------------------
                                    Its:   Chief Executive Officer
                                         ----------------------------------


Received and consented to
the 26th day of March, 1999


AIB Investments Pty, Limited


By:  /S/ NICHOLAS BAIN
   ------------------------------

Its: Director
    -----------------------------